

(((Product of the Year)))

XM SATELLiTE RADiO

AMERiCA'S FiRST SATELLiTE RADiO SERViCE

2001 ANNUAL REPORT



CONTENTS

Of all the new technologies of 2001, XM Satellite Radio is way, way, way above the rest.

— Peter Lewis, Fortune

Dear Shareholder:

Promises made, promises kept. That is the story of XM in the last year.

After years of tireless planning and preparation, XM launched America's first satellite radio service on September 25, 2001.

But we delivered more than just a historic first: we launched what *Fortune* magazine called the "Product of the Year" — a world-class service that is delivering 100 channels of digital-quality sound nationwide, with an unprecedented range of audio entertainment. We ended 2001 with 28,000 subscribers and are quickly approaching the 100,000 milestone. We also created the "Car Potato" — people across the nation finding excuses to drive around just to listen to XM or sitting in their driveways listening to great music.

We were able to succeed because in 2001, we hit milestones, met targets, closed deals, built, invested, innovated, demonstrated and marketed this fabulous new service under adverse conditions, particularly after September 11. Over the last year, we:

- Debuted 100 digital channels of amazing radio, many commercial free, providing the most diverse selection of audio entertainment available anywhere in the U.S.
- Completed and validated our technology, particularly our chipset, which was delivered to our manufacturing partners in time for them to produce 24 different XM radio models.
- Delivered XM radios to thousands of retail outlets nationwide by Christmas, including national chains Best Buy and Circuit City.
- Launched an aggressive, multi-media advertising campaign that put "Radio to the Power of X" on the map, and completed a 60-city "Power of X" press tour, winning accolades from coast to coast.
- Introduced the first ever factory-installed satellite radio in General Motors Cadillac DeVille and Seville models.
- Strengthened our financial foundation with new financings representing more than $382 million.
- Launched "Rock" and "Roll," two of the most powerful communications satellites ever built and constructed our network of approximately 800 repeaters.
- Signed key programming partners including MTV, VH1, FOX News, CNN Headline News, ABC News & Talk, ESPN, FOX Sports, Radio Disney, E!, CNET and CNBC.
- Announced a joint marketing agreement with DIRECTV designed to drive XM subscriber growth.
- Opened studios in Nashville at the Country Music Hall of Fame and in New York City to complement our state-of-the-art, 80-plus studio broadcast complex in Washington, D.C.

To culminate this year of 2001 promises kept, we not only rolled out America's first digital satellite radio service in late September, but also took it national in 45 days and made it the fastest-growing new consumer electronics audio product in 20 years.



Gary Parsons Chairman **Hugh Panero** President and CEO

Yet as successful as we have been, we recognize that we still have more to do and we're keeping the momentum going. Right now we are:

- Aggressively building our audience. We intend to spread the word about XM, using our multi-media marketing effort, to increase our subscriber base and make XM a true mass-market product.
- Extending our presence among car companies. GM's announcement that it will expand the availability of XM radios as a factory-installed option to 25 model year 2003 cars is a big step. We recently announced auto agreements with Isuzu, Volkswagen/Audi and Nissan/Infiniti.
- Expanding our line of radios. Pioneer, Sony and Alpine have been our leading suppliers. The Pioneer universal receiver and in-dash AM/FM/XM radios have been popular XM products. Alpine offers in-dash XM radios and recently introduced an XM universal receiver that enables any existing car radio to receive XM. Sony, building on the success of its award-winning XM "Plug and Play" radio, will soon offer a full line of in-dash car radios.
- Expanding our retail network. Recent retail expansion includes product availability at Sears and additional participating RadioShack franchise dealer outlets, truck stops and independent car stereo retailers.
- Further innovating the "Product of the Year." We're listening to our subscribers. We take their requests via an 800 number and our website, and we are acting on their suggestions to make XM even better.

Moreover, we are aware that the most important promise we have to keep is to our shareholders, our strategic partners including GM, Clear Channel Communications, DIRECTV and American Honda, and of course, our subscribers. We acknowledge that the Product of the Year is truly the product of your faith in us and in our vision. We continue to hit milestones, execute our business plan and win recognition. Our goal over time is to reward you fully for standing behind us with financial performance.

Years ago, we were asked the basic question: "Would people pay for radio?" In 2001, the answer was a resounding "yes." XM is truly the next generation of radio. Beyond AM. Beyond FM.

Don't take our word for it ... throughout this annual report we'll let others speak for us.

Gary Parsons
Chairman

Hugh Panero
President and CEO


BEYOND AM. BEYOND FM.


FORTUNE
technology
Satellite radio


WHAT'S NEW WHAT'S NEXT
popular science
Best of What's New Awards
The Year's Top 100 Innovations—Start Making Your Wish List!
Now Spy Tech Exposes the Next Threat
How We'll Build Stronger, Safer Skyscrapers

Awards

Fortune
Product of Year

Popular Science
Best of What's New Grand Award

2001 Inventions of Year

Popular Mechanics
Editor's Choice Award

One of the Best New Car Options

Best of CES

CES
Innovations Award

Entertainment Weekly
"A" Rating

Technical Achievement Award

Autosound Grand Prix Award

Mobile Electronics
Industry Achievement Award

Parents' Choice
2002 Recommendation

"Product of the Year"

— Peter Lewis, Fortune

XM would have made history by merely launching America's first commercial satellite radio service. But we went beyond simply introducing something new and developed a service that was so fun, functional and consumer friendly that Fortune named XM the *Product of the Year.*

XM, wrote Peter Lewis of Fortune, *"is the first major advance in radio since FM emerged in the 1960s, and the best thing to happen to mobile music since the dashboard CD player ... If you spend a lot of time on the highways, you'll never go back to listening to stations that fade in and out and don't play your kind of music."*

Fortune's designation of XM as its best of 2001 was a sentiment echoed by a multitude of reviewers across the country. The experts' rave reviews touched upon every element of XM:

> On our music: *"The more I spun the Sony's dial, the more I heard the true music appreciation and knowledge going into the programming — from the progressive, twangster sounds of 'X Country' to the invigorating contemporary gospel of 'Spirit,' the pure grit of 'Bluesville' and the arty eclectic mix of 'Fine Tuning'."* — Philadelphia Daily News
>
> *"I had a tough time giving it up ... and I'm a music critic with thousands of my own CDs at hand."* — Detroit Free Press
>
> On the quality of our sound: *"Most people in most cars could easily mistake satellite radio for CD ..."* — Popular Science
>
> *"CD-quality audio ..."* — Chicago Tribune
>
> On our diversity: *"The programming choices were nothing short of awesome ... XM's 100 channels offer breathtaking diversity."* — Chicago Tribune
>
> *"With 100 channels of music, news and talk, it offers far more variety than any one city's set of FM outlets ..."* — Washington Post
>
> On our technology: *"XM's signal was consistent, even under the freeway overpasses and near tall buildings ..."* — San Francisco Chronicle
>
> *"Sea-to-shining-sea digital saturation ..."* — Entertainment Weekly

Concluded Fortune's Peter Lewis: *"Satellite radio is music to my ears ... beam me up."* The positive reviews XM has received underscores that we have beamed the entire nation up to a new level of entertainment enjoyment, with a product of such high quality, that it has set an unbeatable standard for an entirely new medium.

CH. 40 ROCK




CH. 11

"The system performed flawlessly ..."
— Popular Science

"... The overall sound quality was superb, with good dynamics, crisp frequency response, and virtually inaudible distortion ... Of course, the most telling comparison came when we switched over to FM ... Comparing FM with digital radio is a bit like comparing an LP with a CD, or a videotape with a DVD. They might as well exist in different universes ..." — Popular Science

"The system worked as promised, with virtually flawless performance. Even snaking around the tallest high rises; the signal stayed with us ..." — Hartford Courant



XM succeeded in pulling together an outstanding team of technology and manufacturing partners to complete the development, design and application of breakthrough technology in just four short years.

XM is a technology that delivers world-class science and innovation from the far reaches of outer space to your inner ear. In 2001 we deployed:



- Proven chipset technology. XM and its partner STMicroelectronics, a world leader in its field, completed, validated and shipped chipsets to XM's manufacturing partners. These two custom integrated circuits flawlessly and reliably process the satellite and repeater signals and decode the music, speech and data streams to ensure an outstanding multi-media listening experience.
- Superior sound quality. XM uses the most advanced audio technology to produce outstanding digital-quality sound, transforming radio which has not had a technological change since the introduction of FM almost 40 years ago.
- Two of the most powerful communications satellites and a comprehensive repeater network. On March 18, XM's satellite "Rock" lifted off — followed by "Roll" on May 8. Settling into geostationary orbits over the east and west coasts, respectively, "Rock" and "Roll" broadcast signals across the 48 continental states. That signal is augmented in urban areas by a system of approximately 800 repeaters that ensure quality signal reception even in areas near tall buildings.
- A full line of XM radios. Pioneer, Sony, Alpine and Delphi Corporation delivered a full line of 24 XM radios: AM/FM/XM car stereos and radios that can adapt any existing car stereo to receive XM, including the Pioneer universal receiver and Sony's award-winning "Plug and Play" radio that works in the car, home or office. Alpine recently introduced an XM universal receiver and Sony will soon offer XM in its Xplod line of in-dash radios. All XM radios offer digital-quality XM sound along with a display of the artist name and song title, and of course access to AM and FM.
- A state-of-the-art broadcast complex: Our Digital Broadcast Complex in the heart of Washington, D.C., provides the perfect transmission platform to support XM's 100 channels. Our 80-plus digital studios create the superior XM sound, with access to more than 1.5 million songs in our central server (the largest ever built by IBM). The result of this unprecedented technology collaboration is simple: XM works. With digital quality sound and coast-to-coast coverage, XM is adding a whole new dimension to the concept of audio performance.

Pioneer



SONY



ALPINE



DELPHI
Automotive Systems



100 Channels. 100 New Choices.

Channel	Name	Format
1	Preview	Preview Channel

DECADES 6 Channels

Channel	Name	Format
4	40s	Big Band / Swing / Forties
5	The 50s	Fifties
6	60s	Sixties
7	70s	Seventies
8	The 80s	Eighties
9	the90s	Nineties

COUNTRY 6 Channels

Channel	Name	Format
10	America	Classic Country
11		Nashville Country
12	X Country	Progressive Country
13	Hank's Place	Traditional Country
14	Bluegrass Junction	Bluegrass
15	Highway 15	Non-Stop Country

HITS 15 Channels

Channel	Name	Format
20	top 20 on 20	Top 20 Hits
21	KISS	LA Rock
22		Pop Mix
23	the heart	Love Songs
24	Lite	NY Lite Rock
25	MTV	Rock / Pop
26	VH1	Rock / Pop
27	CINEMAGIC	Movie Soundtracks
28		Showtunes
29		Euro & Global Chart Hits
30	SPECIAL X	Special Topics
31		Christian Rock
32		Christian Pop
33		Cocktail Mix
34		Alternative Hits

ROCK 10 Channels

Channel	Name	Format
40	Deep Tracks	Deep Album Rock
41	Bone Yard	Hard Rock
42		Heavy Rock
43	XM	New Rock
44	Fred	Classic Alternative
45		Modern / Soft Alternative
46	Top Tracks	Classic Rock Hits
50	the loft	Acoustic Rock
51	XM	Progressive Fusion
52		Unsigned Artists

URBAN 7 Channels

Channel	Name	Format
60	Soul Street	Classic Soul
61	The Flow	Urban Top 40
62	UpTown	Urban
63	Spirit	Gospel
64	The Groove	Old School R&B
65		Classic Rap
66	Raw	Uncut Hip Hop

JAZZ & BLUES 6 Channels

Channel	Name	Format
70	Real Jazz	Traditional Jazz
71	Watercolors	Contemporary Jazz
72	Beyond Jazz	Modern Jazz
73	Frank's Place	Great Vocals / Standards
74	bluesville	Blues
75	Luna	Latin Jazz

DANCE 4 Channels

Channel	Name	Format
80	The Move	Modern Electronic Dance
81	bpm	Club Hits
82	club82	Urban Mixes
83	Chrome	Disco

LATIN 5 Channels

Channel	Name	Format
90	aguila	Spanish Top 40
91	Caricia	Spanish Pop Hits
92	vibra	Rock in Spanish
93	tejano	Tejano
94		Caribbean

WORLD 6 Channels

Channel	Name	Format
100	World Zone	Music from around the World
101	the Joint	Reggae
102	NGOMA	Music from Africa
103	Audio Visions	New Age
104	Radio	Hindi / Indian
105		Mandarin / Chinese

CLASSICAL 4 Channels

Channel	Name	Format
110	XM Classics	Traditional Classical
111	FINE TUNING	Classical / Eclectic
112	VOX	Opera
113	XM Pops	Classical Hits

KIDS 2 Channels

Channel	Name	Format
115		Children
116	XM Kids	Children

NEWS 12 Channels

Channel	Name	Format
120	XM News	Top Story News
121	USA Today	News
122	Fox News	News
123	HeadlineNews	News
125	The Weather Channel	24 Hr. Weather Radio Network
127	CNBC	Business News
128	CNNfn	Financial News
129	Bloomberg	News and Business
130	CNET Radio	Tech News
131	BBC World Service	World Affairs
132	C-SPAN Radio	US Gov. & Public Affairs
134	CNN en Español	News in Spanish

SPORTS 5 Channels

Channel	Name	Format
140	ESPN Radio	Sports Talk / Play-by-Play
141	CNN Sports Illustrated	Sports News
142	Fox Sports	Sports News Talk
143	Sporting News	Sports Talk
144	NASCAR	Auto Racing

COMEDY 3 Channels

Channel	Name	Format
150	XM Comedy	Comedy
151	Laugh USA	Family Comedy
152	XM	Radio Crazies

TALK & VARIETY 9 Channels

Channel	Name	Format
161	Discovery Radio	Real Life Stories & News
162	E!	Entertainment News
164	abc News&Talk	News & Talk
165		Experts & Advice
166		Talk & Opinion
167	Babbleon	Young & Sassy Talk
168	Open Road	Truckers' Channel
169	the power	African American Topics
170	FamilyTalk	Christian Talk

Denotes commercial-free channel.

Programming subject to change.

RADIO TO THE POWER OF X.™

"Hilariously Plentitudinous Multi-Genre Programming ... I Think I'm in Love."
— Entertainment Weekly

"In this era of corporate control of major broadcast stations and rigid playlists, satellite radio's multi-channel approach offers the chance for iconoclastic rock radio announcers infused with a love of the music to re-emerge ..." — Los Angeles Times

"For decades, commercial radio has been shackled by inane DJs, tiny playlists and dull imaginations. That's about to change ..." — Rolling Stone

Part rocket science, part rock and roll: XM's content is as cutting-edge as the technology behind it. The most revolutionary aspect may be the manner in which XM sets radio free by providing listeners choices never before heard in the history of radio, and by offering unprecedented live programming anchored by a team of world-class on-air talent.

Unmatched music choice: Today, half of all radio stations are tied to just three formats: country, adult contemporary, and news/talk/sports. XM frees radio, and more important, its artists, personalities and listeners, from the few confining formats now dominating the medium by offering an unprecedented choice of 71 music channels covering every imaginable genre, including many never before heard on radio. ***XM's music channels are not just stations — they are destinations that feature exciting new artists and personalities.***

Beyond just music: XM's music channels aren't the only place listeners can enjoy unparalleled selection. Listeners can also tune in to 29 channels featuring news, sports, talk and entertainment including the only nationwide 24-hour radio broadcasts of MTV, VH1, BET, NASCAR and USA Today. Other key partners include CNBC, CNN Headline News, CNNfn, FOX News, FOX Sports, BBC World Service, ABC News & Talk, Bloomberg, C-SPAN Radio, Radio Disney, Discovery Radio, E!, ESPN, Sporting News Radio, Weather Channel, CNN En Espanol, Sesame Workshop and CNET. With XM, consumers get the same extensive 24-hour news coverage in their cars that they are used to receiving at home on cable or satellite television.

XM also offers an all-star team of top name news, sports and talk talent including Art Bell, Sean Hannity, Phil Hendrie, Geraldo Rivera, Jim Lehrer, Sam Donaldson, Bill O'Reilly, Tim Russert, Maria Bartiromo, Suze Orman, Dan Patrick and Rick Dees.



Scott Struber
Program Director, XMU



Emma Wilson
Program Director, BabbleOn



Maxx Myrick
Program Director, Real Jazz



Mark Parenteau
Program Director, XM Comedy

XM COMEDY
3 Channels

XM TALK & VARIETY
9 Channels

XM ROCK
10 Channels

XM COUNTRY
6 Channels

XM HITS
15 Channels

xmjazz&blues
6 Channels

XM CLASSICAL
4 Channels

CH. 30 ELECTRONIC DANCE



> **Radio has always been the best way to allow our music to be heard. Now, XM makes it better than ever. XM is the best thing to come our way in many, many years.**
>
> **— Willie Nelson, Country Music Legend and XM Subscriber**

Music made fresh daily: XM isn't elevator music. Only XM delivers 1500 hours of live satellite radio programming each week with daily live shows across the most popular genres. And the reason we can do it, beyond our 100 channels and wealth of partners, is our investment in a staff of 200 program and music directors, consultants and on-air personalities, described as a "who's who" of radio talent led by our own Lee Abrams, XM's Chief Programmer, who is considered one of the top radio programmers of all time.

Altogether, XM's staff offers 1250 total years of experience, is responsible for 400 gold records, has won 62 Record Industry Trade Awards, 33 ASCAP Awards, 23 Programmer of the Year Awards and 3 Grammys.

XM programmers draw on a digital music library of more than 1.5 million songs — the largest collection of music outside the Library of Congress — ensuring that our music presentations go beyond the usual tired playlists.

Our in-house talent is complemented by our artist family led by Quincy Jones, the cultural and music icon who has helped shape American music from jazz to hip-hop and Wynton Marsalis, the ambassador of jazz, considered the most outstanding jazz musician and trumpeter of his generation. Both Quincy and Wynton are creating content for XM along with other artists in this expanding family.

XM's unrivaled capabilities have allowed it to pursue historic live programming firsts including nationwide satellite radio broadcast of the World Series, the College Football Championship Series and, through our relationship with NASCAR, Winston Cup and other NASCAR sponsored races. We also paid tribute to George Harrison and aired Handel's "Messiah" live from Trinity church in NYC as well as concerts from Sting and VH1 to benefit the NYC victims of September 11.

XM creates fans — not just listeners: Our world-class programming team and programming partners are indeed all about treating music listeners like music lovers ... because loving the music is what satellite radio is all about.



Willie Nelson



Quincy Jones



Wynton Marsalis

XM.URBAN
7 Channels

XM WORLD
6 Channels

XM NEWS
12 Channels

xm dance
4 Channels

XM DECADES
6 Channels

XM LATIN
5 Channels

XM KIDS
2 Channels

XM SPORTS
5 Channels

2003 Models Featuring XM

GM Brands

BUICK
LeSabre | Rendezvous

Cadillac
CTS | DeVille
Escalade | Escalade ESV
Escalade EXT | Seville

CHEVROLET
Avalanche | Cavalier | Impala
Monte Carlo | Silverado
Suburban | Tahoe

GMC
Denali | Denali XL | Sierra
Yukon | Yukon XL

Alero

PONTIAC
Aztec | Bonneville
Grand Am | Sunfire

Other Brands

ISUZU
Axiom | Rodeo

NISSAN
DRIVEN.
Murano | Pathfinder

INFINITI
G35 | I35 | M45 | Q45

XM is yet another example of General Motors' commitment to leadership in innovative products and services ... we are expanding this unique feature across our car lines.

— Gary Cowger,
President, GM North America

"XM was one of our hottest new products during the 2001 holiday season ... Customer feedback has been incredibly positive."

— Allen Lenzmeier, President, Best Buy Retail

"I believe that digital satellite radio is the most exciting addition to the mobile electronics category since the in-dash CD player."

— Allan McCullough, President and CEO, Circuit City

XM has attracted outstanding automotive distribution partners, including Buick, Cadillac, Chevrolet, Chevy Trucks, GMC, Oldsmobile, Pontiac, Saab, Saturn, Isuzu, Subaru, Suzuki and most recently Volkswagen/Audi and Nissan/Infiniti.

GM is a key strategic XM investor and automotive partner and became the first auto manufacturer in the world to offer XM as a factory-installed option on 2002 Cadillac DeVille and Seville models. GM will dramatically expand availability of XM radios as a factory-installed option across 25 popular car and truck models including the Buick LeSabre, Cadillac CTS, Chevrolet Cavalier, Impala, Avalanche, Silverado, Suburban and Tahoe, GMC Yukon and Pontiac Grand Am to name a few. GM expects to have XM available on all its models in the next two years.

XM has also attracted truck manufactures like Freightliner and Peterbilt and several truck fleets. The service is extremely popular among the three million truck drivers in the United States. We have also expanded availability of XM radios at truck stops such as Pilot and Travel Centers of America.

We executed on the retail front with our equally outstanding group of retail partners including Best Buy, Circuit City, Tweeter, Good Guys, Crutchfield, Ultimate Electronics, Car Toys, The Wiz, Sound Advice and many other retailers. In 2002, retail distribution is expanding into Sears, one of the nation's premier retailers, and participating RadioShack dealers and franchisees.

XM also recently announced a joint marketing agreement with DIRECTV, another strategic XM investor, to harvest XM subscribers from the existing base of DIRECTV satellite television customers — because if you love satellite television, you'll love satellite radio.

Thanks to this powerful marketing and retailing engine, XM is already exceeding all expectations in terms of consumer uptake. But with the engine just revving up, the best is yet to come!

Retail Partners

BEST BUY Turn On the Fun | CAR· | CRUTCHFIELD | good guys | SEARS | THE WIZ | ULTIMATE ELECTRONICS | RadioShack | Sound Advice

CH. 101 REGGAE



CH. 140 SPORTS


1274

'sup fool?

— Snoop Dogg, XM TV Commercial



Our number one marketing goal has been to cost-effectively grow our subscriber base and build the XM brand.

Our national multi-media campaign defined the service as the ultimate radio experience — "Radio to the Power of X." Premiering on more than 19,000 movie screens and the MTV Music Video Awards, the innovative campaign was anchored by television commercials featuring superstars David Bowie, B.B. King and Snoop Dogg falling from the sky into unlikely places to introduce XM's unprecedented variety of programming. These TV ads were supported by national and local newspaper and radio ads designed to fully explain the benefits of XM and drive potential customers into retail stores.



Our continued marketing effort includes national cable TV, local market television in top markets, national and local radio, newspaper, magazine, direct mail, outdoor and online advertising. In addition, an aggressive marketing program has enabled thousands of potential listeners to sample XM programming and XM radios at NASCAR races, music concerts and retail events nationwide.



The XM advertising blitz was accompanied by a major publicity campaign, culminating with a 60-city national press tour. Throughout the Fall of 2001, XM was covered in more than 200 major newspaper stories and 400 broadcast stories across the country, reaching an audience of more than 90 million people.


SATELLITE RADIO
NASCAR XPERIENCE


The next generation of radio is here.
$249.99
$299.99
The ultimate holiday gift for anyone with four wheels and two ears.
XM Satellite Radio is here.
"Product of the Year"
"...I think I'm in love."
$249.99
$299.99
SATELLITE RADIO
crutchfield.com
Tweeter

Universal customer satisfaction: An extraordinary 94% of XM's initial customers have rated the service as "excellent," 92% called the sound quality "excellent" and a near unanimous 99% said XM represented a "good" or "excellent" value at $9.99 a month.

I Love My XM ...

**— Josh Holstead,
XM Subscriber, Houston, Texas**

"The Choices are absolutely phenomenal. ... I find the quality to be outstanding."
— Bill Hennes, XM Subscriber, Wilmington, North Carolina

"Two weeks ago I had an XM radio put in my car. Suddenly, I want to drive everywhere." — Art Vuolo, XM Subscriber, Detroit, Michigan

"I don't mind traffic jams anymore ... in fact, I look for them."
— Jeff Stein, XM Subscriber, Los Angeles, California

"If Thelma and Louise had XM Radio, they would not have driven off the cliff."
— Mark Obmascik, XM Subscriber, Denver, Colorado

People love XM: Consumers are voting with their ears ... and their dollars. XM beat analysts' expectations with 30,000 subscribers in its first 60 days after launch, representing the fastest consumer electronics audio product introduction in 20 years according to the Yankee Group. And we are quickly approaching the 100,000 milestone.


XM Initial Subscribers (By Age Group)
PERCENTAGE OF SUBS
15%
12%
13%
13%
12%
11%
10%
18-24
25-29
30-34
35-39
40-44
45-49
50-54
AGE

XM is a mass-market product: In contrast to the traditional early adopter profile for new products, XM's initial customer base is evenly distributed among age groups from 18 to 54, with subscribers in 48 states.

XM is popular in major urban areas: Interestingly, almost 80% of our initial subscribers are located in urban areas despite the availability of numerous AM and FM choices. We are now expanding distribution into rural areas characterized by much fewer local radio choices.

To build on this success, XM has put a series of consumer feedback mechanisms in place, from a toll-free number for subscriber suggestions to a interactive, dynamic website that includes weekly programming highlights, on-line request voting and the ability to contact and interact with each of XM's original programming channels. XM is already acting on subscriber suggestions to take the listener experience to the next level.

All you want to do is keep driving — and turn it up.

— Popular Science


RADIO TO THE POWER OF X.


FORTUNE
technology
Satellite radio
popular
radio
coast to coast
Los Angeles Times
Radio Enters a New Orbit
XM Satellite set
Extra-terrestrial radio targets commuters
A Little Space Music
Trend watch
Digital radio
The New York Times
Satellite Radio's Bet on Dissatisfied Listeners
A Radio Star in the Making?
Digital Radio Comes Home
popular
Best of What's New Awards
RollingStone
atellite Radio
Prepares for Liftoff
The Hartford Courant
Satellite Radio Has CD-Quality Sound
The Detroit News
Satellite radio lives up to promises made for it

2001 FiNANCiAL iNFORMATiON

FiNANCiALS 2001

2001 FINANCIAL INFORMATION

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our financial condition and consolidated results of operations. This discussion should be read together with our consolidated financial statements and related notes.

Introduction

Overview

XM Satellite Radio Inc. was incorporated in Delaware in 1992 as a wholly-owned subsidiary of Motient Corporation. XM Satellite Radio Holdings Inc. became a holding company for XM Satellite Radio Inc. in early 1997.

We emerged from the development stage in the fourth quarter of 2001 following the commercial launch of our service on a nationwide basis on November 12, 2001. We commenced commercial service of XM Radio in San Diego and Dallas/Ft. Worth on September 25, 2001, expanded across the southern half of the United States in mid-October and launched nationwide on November 12, 2001. As of December 31, 2001, we had 27,733 subscribers. Accordingly, we revised the presentation of our Statements of Operations to reflect those of a commercial enterprise. Prior to that point, we were a development stage company with no significant revenue-generating operations.

Since our inception in December 1992, we have devoted our efforts to establishing and commercializing the XM Radio system. Our activities were fairly limited until 1997, when we pursued and obtained regulatory approval from the FCC to provide satellite radio service (which we refer to as the DARS license). Prior to our commercial launch, our principal activities included:

- designing and developing the XM Radio system, including launching our satellites, "Rock" and "Roll," to complete our space constellation, completing our state-of-the-art broadcast studio facilities, completing our ground segment, implementing our terrestrial network build-out, and validating XM radios on the XM radio system;
- executing contracts with specialty programmers, retail distributors, radio manufacturers and car manufacturers;
- receiving temporary FCC authority to operate our national repeater network; and
- securing financing for working capital and capital expenditures

To finance the establishment and commercialization of our system and fund the substantial losses incurred to date, we have raised net proceeds of $1.5 billion through December 31, 2001 from issuances of equity and debt to investors and strategic partners, as further described under the heading "Liquidity and Capital Resources — Funds Raised to Date."

Although our system is substantially completed, we expect to incur significant operating losses for the next few years as we seek to increase the number of subscribers and develop a stream of cash flow sufficient to cover operating costs. We also have significant outstanding contracts and commercial commitments that need to be paid over the next several years, including payments for work previously performed in constructing our system and to fund marketing and distribution costs and repayment of long-term debt, as further described below under the heading "Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments." Our ability to become profitable ultimately depends upon our substantially increasing the number of our subscribers as well as a number of other factors, as identified below under the heading "Liquidity and Capital Resources — Funds Required in 2002 and Beyond."

Results of Operations

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Revenue. Our revenue consists primarily of customers' subscription fees and advertising revenue. Revenue from subscribers consists of our monthly $9.99 subscription fee, which is recognized as the service is provided, and a non-refundable activation fee, which is recognized on a pro-rata basis over an estimated term for the subscriber relationship (which estimate we expect to be further refined over the next few years as additional historical data becomes available). Our subscriber arrangements are cancelable, without penalty. Payments received from customers receiving our service under promotional offers are not included as revenue until the promotional period has elapsed, as these customers are not obligated to continue receiving our service beyond the promotional period. Advertising revenue consists of sales of spot announcements to national advertisers that are recognized in the period in which the spot announcement is broadcast. Agency commissions are presented as a reduction to revenue in the Consolidated Statement of Operations, which is consistent with industry practice.

We recognized revenue of $533,000 from the date of launch through December 31, 2001. Total revenue included $246,000 in subscriber revenue and $295,000 in advertising revenue less sales commissions of $43,000. We expect revenue to increase during 2002 as we add subscribers and attract additional advertisers.

Broadcasting Operations. Broadcasting operations expense was $101.5 million in 2001, compared with $31.0 million in 2000, an increase of $70.5 million or 227%. Broadcasting operations expense consists of content/programming expense, system operations and customer care and billing operations.

> Content/Programming – Content/programming expense was $27.9 million in 2001, compared with $6.9 million in 2000, an increase of $21.0 million or 304%. This increase was the result of the cost of content and headcount, third party programming fees, and estimates of royalties owed to performing rights organizations. We expect content/programming expense to increase during 2002 as we operate the XM Radio system for a full year and as revenue increases.
>
> System Operations – System operations expense was $67.6 million in 2001, compared with $23.2 million in 2000, an increase of $44.4 million or 191%. This increase primarily resulted from the operation of our satellites and terrestrial repeater network and a charge of $26.3 million related to terrestrial repeater sites no longer required. We expect this expense to increase during 2002, exclusive of the $26.3 million charge, as our system operations continue to stabilize and we operate the system over the course of a full year.
>
> Customer Care and Billing Operations – Customer care and billing operations expense was $6.0 million, compared with $856,000 in 2000, an increase of $5.1 million or 567%. This increase resulted from our commencement of commercial operations. Included in 2001 expense are $4.9 million of set-up and pre-operating costs. We expect customer care and billing operations expense to increase during 2002, exclusive of the $4.9 million in set-up and pre-operating costs, as we add subscribers.

Sales and Marketing. Sales and marketing expense was $99.8 million in 2001, compared with $16.1 million in 2000, an increase of $83.7 million or 520%. Sales and marketing expense increased as a result of our commencement of commercial operations and includes expenses related to our distribution partners, subscriber acquisition costs, personnel, advertising creation and media costs and significant pre-operations costs. We expect sales and marketing expense to increase during 2002 as we add subscribers.

General and Administrative. General and administrative expense was $24.6 million in 2001, compared with $16.6 million in 2000, an increase of $8.0 million or 48%. The increase reflects additional headcount, facilities and the commencement of commercial operations. We anticipate general and administrative expense to remain relatively stable during 2002.

Research and Development. Research and development expense was $14.3 million (including depreciation of $0.5 million) in 2001, compared with $12.7 million (including depreciation of $0.3 million) in 2000, an increase of $1.6 million or 13%. The increase in research and development expense primarily resulted from increased activity relating to our system technology development, including chipset design and uplink technology, in 2001. We expect research and development expense to increase during 2002 as we work toward developing our second generation chipset technology.

Depreciation and Amortization. Depreciation and amortization expense was $42.0 million in 2001, compared with $3.1 million in 2000, an increase of $38.9 million or 1,255%. The increase in depreciation and amortization expense primarily resulted from our taking delivery of major components of our system during 2001, including our two satellites and terrestrial repeater network. We expect depreciation and amortization expense to increase during 2002 to reflect a full year's depreciation of our satellites and other components of our system. However, we will cease to amortize goodwill, our DARS license, and other intangibles in accordance with new accounting standards, as further described under the heading "Recent Accounting Pronouncements."

Interest Income. Interest income was $15.2 million in 2001, compared with $27.6 million in 2000, a decrease of $12.4 million or 45%. The decrease was the result of lower average balances of cash and cash equivalents in 2001 as well as lower yields on our investments due to market conditions.

Interest Expense. We incurred interest costs of $63.3 million, including a $6.5 million charge due to the incentivized conversion of Holdings' 7.75% convertible notes, and $39.1 million in 2001 and 2000, respectively. We capitalized interest costs of $45.2 million and $39.1 million associated with our DARS license and the XM Radio system and expensed $18.1 million and $0 in 2001 and 2000, respectively, as the interest capitalization threshold was exceeded.

Net Loss. Net loss for 2001 was $284.4 million, compared with $51.9 million in 2000, an increase of $232.5 million or 448%. The increase primarily reflects increases in broadcasting operations expense, sales and marketing expense, depreciation and amortization expense and general and administrative expense in connection with our commencement of commercial operations.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue. We had no revenue during 2000 and 1999 because we had not yet commenced commercial operations.

Broadcasting Operations. Broadcasting operations expense was $31.0 million in 2000, compared with $3.9 million in 1999, an increase of $27.1 million or 695%. This increase reflects preparation for commercial operations, including increased expense for headcount, facilities and services.

Sales and Marketing. Sales and marketing expense was $16.1 million in 2000, compared with $3.4 million in 1999, an increase of $12.7 million or 374%. This increase reflects preparation for commercial operations, including increased expense for headcount, facilities and services.

General and Administrative. General and administrative expense was $16.6 million in 2000, compared with $14.5 million in 1999, an increase of $2.1 million or 14%. The increase reflects increased expense for headcount, facilities and services.

Research and Development. Research and development expense was $12.7 million (including depreciation of $0.3 million) in 2000, compared with $7.4 million in 1999, an increase of $5.3 million or 72%. The increase in research and development expense primarily resulted from increased activity relating to our system technology development, including chipset design and uplink technology, in 2000.

Depreciation and Amortization. Depreciation and amortization expense was $3.1 million, compared with approximately $1.5 million in 1999, an increase of $1.6 million or 107%. During 2000, we commenced the amortization of our goodwill and intangibles.

Interest Income. Interest income was $27.6 million in 2000, compared with $2.9 million in 1999, an increase of $24.7 million or 852%. The increase was the result of higher average balances of cash and cash equivalents in 2000 due to the proceeds from the private placement of 14% senior secured notes and warrants, the public offerings of Class A common stock and Series B convertible redeemable preferred stock and the private placement of Series C convertible redeemable preferred stock, all in the first nine months of 2000, which exceeded expenditures for satellite and launch vehicle construction, other capital expenditures and operating expenses.

Interest Expense. We incurred interest costs of $39.1 million and $24.4 million in 2000 and 1999, respectively. We capitalized interest costs of $39.1 million and $15.3 million associated with our DARS license and the XM Radio system and expensed $0 and $9.1 million in 2000 and 1999, respectively. The increase in interest costs was the result of the incurrence of new debt during the first quarter of 2000, which exceeded the reduction in interest due to the conversion of all debt into equity in the fourth quarter of 1999. Further, the interest capitalization threshold was exceeded in 1999.

Net Loss. Net loss for 2000 was $51.9 million, compared with $36.9 million for 1999, an increase of $15.0 million or 41%. The increase in net loss reflects increases in research and development and additional general and administrative expense, primarily due to increased expense for headcount, facilities and services in preparation for commercial operations and the amortization of goodwill and intangibles.

Liquidity and Capital Resources

At December 31, 2001, we had a total of cash, cash equivalents and short-term investments of $210.9 million, which excludes $72.8 million of restricted investments, and working capital of $157.0 million, compared with cash, cash equivalents and short-term investments of $224.9 million, which excludes $161.2 million of restricted investments, and working capital of $212.1 million at December 31, 2000. The decreases in the respective balances are due primarily to the increasing capital expenditures and operating expenses for the year ended December 31, 2001, which were partially offset by funds raised from financing activities in the amount of $382.0 million.

For the year ended December 31, 2001 we had an operating loss of $281.6 million compared to $79.5 million for the year ended December 31, 2000. At December 31, 2001, we had total assets of approximately $1.5 billion and total liabilities of $529.6 million, compared with total assets of $1.3 billion and total liabilities of $337.3 million at December 31, 2000. At December 31, 2001, we had $411.5 million of long-term debt outstanding (net of current portion), compared with $262.7 million at December 31, 2000.

Non-Cash Stock-Based Expense

We incurred non-cash compensation charges of approximately $4.9 million and $2.7 million in 2001 and 2000, respectively. These charges relate to stock options granted to employees and non-employees and warrants granted to Sony and CNBC. Additional compensation charges may result depending upon the market value of our Class A common stock at each balance sheet date.

Funds Raised to Date

Since inception, we have raised an aggregate of $1.5 billion net of expenses, interest reserve and repayment of debt. These funds are expected to be sufficient, in the absence of additional financing, to cover funding needs into the fourth quarter of 2002 based on our current business plan and as further described under the heading "Funds Required in 2002 and Beyond." These funds have been used to acquire our DARS license, make required payments for our system, including the satellites, terrestrial repeater system, and ground networks, and for working capital and operating expenses.

Sources of Funds. Prior to our initial public offering, we raised approximately $167.0 million through the issuance of equity to, and receipt of loans from, Motient Corporation and a former stockholder from 1997 through January 1999. In July 1999, we issued $250.0 million of Series A subordinated convertible notes to six strategic and financial investors—General Motors, $50.0 million; Clear Channel Communications, $75.0 million; DIRECTV, $50.0 million; and Columbia Capital, Telcom Ventures, L.L.C. and Madison Dearborn Partners, $75.0 million in the aggregate. Using part of the proceeds from the issuance of the Series A subordinated convertible notes, we paid a former stockholder $75.0 million in July 1999 to redeem an outstanding loan. In October 1999, we completed our initial public offering, which yielded net proceeds of $114.1 million. In January 2000, we completed a follow-on offering of our Class A common stock, which yielded net proceeds of $132.1 million, and an offering of our Series B convertible redeemable preferred stock, which yielded net proceeds of $96.5 million. In March 2000, we completed a private placement of units consisting of $1,000 principal amount of XM's 14% senior secured notes due 2010 and a warrant to purchase 8.024815 shares of our Class A common stock at $49.50 per share, which yielded net proceeds of $191.5 million excluding $123.0 million for an interest reserve. In August 2000, we completed a private placement of our Series C convertible redeemable preferred stock, which yielded net proceeds of $226.8 million.

During the fiscal year ended December 31, 2001:

- We completed a follow-on offering of 7,500,000 shares of Class A common stock, which yielded net proceeds of $72.0 million, and a concurrent offering of 7.75% convertible subordinated notes due 2006, convertible into shares of our Class A common stock at $12.23 per share, which yielded net proceeds of $120.7 million;
- We closed a $66.0 million financing package with subsidiaries of The Boeing Company, which includes a $35.0 million loan and deferral of $31.0 million of obligations to Boeing, our satellite manufacturer;
- We entered into a loan and security agreement with a lender that provided $29.0 million to purchase our corporate headquarters and incurred $0.5 million in financing costs;

- We completed a follow-on offering of 11,500,000 shares of our Class A common stock, yielding net proceeds of $126.5 million;
- These issuances caused the conversion price of the Series C preferred stock to be adjusted to $22.17 and the exercise price of the warrants sold in March 2000 to be adjusted to $45.27 and number of warrant shares to be increased to 8.776003 per warrant.

Uses of Funds. Of the approximately $1.5 billion of funds raised to date, as of December 31, 2001, we have paid $1.0 billion in capital expenditures, including approximately $90.0 million for our DARS license which has been paid for in full, and incurred $409.6 million in operating expenses.

Satellite Contract. Under our satellite contract, Boeing Satellite Systems International, Inc. has delivered two satellites in orbit and is to complete construction of a ground spare satellite. Boeing Satellite has also provided ground equipment and software used in the XM Radio system and certain launch and operations support services. The contract also provides for in-orbit incentives to be earned depending on the performance of the in-orbit satellites over their useful lives. Such payments could total up to an additional $70.2 million over the useful lives of the satellites. We have deferred $31.0 million of payments under this contract to December 2006 at an interest rate of 8 percent. As of December 31, 2001, we had paid approximately $470.4 million under our satellite contract and have recognized an additional $741,000 in accrued milestone payments.

Launch Insurance. As of December 31, 2001, we had launched both of our satellites and paid $44.1 million with respect to launch insurance, which has been capitalized to in-service satellites.

Terrestrial Repeater System. As of December 31, 2001, we incurred aggregate costs of approximately $243.5 million for a terrestrial repeater system. These costs covered the capital cost of the design, development and installation of a system of terrestrial repeaters to cover approximately 60 cities and metropolitan areas. In August 1999, we signed a contract with LCC International, Inc., a related party, for engineering and site preparation. As of December 31, 2001, we had paid $109.9 million under this contract and accrued an additional $15.4 million. We have also engaged other companies to perform site preparation services. We also entered into a contract effective October 22, 1999, with Hughes Electronics Corporation for the design, development and manufacture of the terrestrial repeaters. Payments under this contract are expected to be approximately $128.0 million. As of December 31, 2001, we had paid $95.8 million under this contract and accrued an additional $7.7 million.

Ground Segment. As of December 31, 2001, we incurred aggregate ground segment costs of approximately $110.9 million. These costs were related to the satellite control facilities, programming production studios and various other equipment and facilities.

DARS License. In October 1997, we received one of two satellite radio licenses issued by the FCC. We have paid approximately $90.0 million for this license, including the initial bid right. There are no further payments required relating to the license.

Purchase of Building. In August 2001, we acquired our corporate headquarters building for $34.0 million.

Operating Expenses. From inception through December 31, 2001, we have incurred total operating expenses of $409.6 million.

Joint Development Agreement Funding Requirements. We may require additional funds to pay license fees or make contributions toward the development of the technologies used to develop a unified standard for satellite radios under our joint development agreement with Sirius Radio. Each party is obligated to fund one half of the development cost for such technologies. Each party will be entitled to license fees or a credit towards its one half of the cost based upon the validity, value, use, importance and available alternatives of the technology it contributes. In our discussions we have yet to agree on the validity, value, use, importance and available alternatives of our respective technologies. If we fail to reach agreement, the fees or credits may be determined through binding arbitration. We cannot predict at this time the amount of license fees or contribution payable by us or Sirius Radio or the size of the credits to us and Sirius Radio from the use of the other's technology. This may require significant additional capital.

Funds Required in 2002 and Beyond

Although we commenced nationwide commercial operations in November 2001, we expect to need significant additional funds to cover our cash requirements before we generate sufficient cash flow from operations to cover our expenses. We estimate that our existing resources would be sufficient in the absence of additional financing to cover our estimated funding needs into the fourth quarter of 2002. We estimate that we will need an additional $40 million to $65 million through the end of 2002, and we will require additional funding thereafter. These estimates may change, and we may need additional financing in excess of these estimates. Funds will be needed to cover broadcasting operations, sales and marketing, general corporate purposes and further development of the XM Radio system. Sales and marketing expenses are expected to include joint advertising and joint development with, and manufacturing subsidies of certain costs of, some of our manufacturers and distribution partners. We cannot estimate the total amount of these operational, promotional, subscriber acquisition, joint development and manufacturing costs and expenses, however, since they vary depending upon different criteria, but they are expected to be substantial. In addition, our ability to generate revenues and ultimately to become profitable will depend upon several factors, including whether we can attract and retain enough subscribers and advertisers; whether our system continues to operate at an acceptable level; whether we compete successfully; and whether the FCC grants us all additional necessary authorizations in a timely manner.

We currently expect to satisfy our continuing funding requirements by selling debt or equity securities and by obtaining loans or other credit lines from banks or other financial institutions. If we are successful in raising additional financing, we anticipate that a significant portion of the financing will consist of debt. We are actively considering possible financings, and because of our substantial capital needs we may consummate one or more financings at any time.

We may not be able to raise any funds or obtain loans on favorable terms or at all. Our ability to obtain the required financing depends on several factors, including future market conditions; our success or lack of success in developing, implementing and marketing our satellite radio service; our future creditworthiness; and restrictions contained in agreements with our investors or lenders. If we fail to obtain any necessary financing on a timely basis, a number of adverse effects could occur. We could default on our commitments to creditors or others and may have to discontinue operations or seek a purchaser for our business or assets.

Our need for additional funds may also be affected by future developments. In September 2001, we were advised by Boeing Satellite of a progressive degradation problem with the solar array output power of 702 class satellites, including XM "Rock" and XM "Roll." At the present time, the output power of the solar arrays and the broadcast signal strength are above minimum acceptable levels and are expected to remain that way at least through 2005, permitting full operation of the XM System (based on patterns projected by Boeing Satellite). We have advised our insurance carriers of the situation and believe that should we experience a total or partial loss, we would have adequate insurance coverage, although there is no assurance that would be the case. Since the issue is common to 702 class satellites, the manufacturer is closely watching the progression of the problem, including data from a satellite in orbit approximately 18 months longer than XM "Rock" and XM "Roll." With this 18-month advance visibility of performance levels, insurance arrangements in place, a spare satellite under construction that is being modified to address the solar array anomaly and availability of additional satellites, we believe that we will be able to launch additional satellites prior to the time the solar power problem might cause the broadcast signal strength to fall below acceptable levels. Our management will continue to monitor this situation carefully over the next few years.

Contractual Obligations and Commercial Commitments

We are obligated to make significant payments under a variety of contracts and other commercial arrangements, including the following.

Marketing and Distribution Arrangements. We have entered into various joint sales, marketing and distribution agreements. Under the terms of these agreements, we are obligated to provide incentives, subsidies and commissions to other entities that may include fixed payments, per-unit radio and subscriber amounts and revenue sharing arrangements. We have subsidized the manufacture of certain component parts of XM radios in order to provide attractive pricing to our customers. The subsidies are charged to expense when the radios are manufactured or shipped from the factory. Consequently, the expense is most often recognized in advance of when revenue, if any, is realized. The amount of these operational, promotional, subscriber acquisition, joint development, and manufacturing costs related to these agreements cannot be estimated, but are expected to be substantial future costs. During the years ended December 31, 1999, 2000 and 2001 we incurred expenses of $0, $0 and $19.5 million, respectively, in relation to these agreements. The amount of these costs will vary in future years, but is expected to increase in the next year as the number of subscribers and revenue increase.

Programming Agreements. We have also entered into various programming agreements. Under the terms of these agreements, we are obligated to provide payments and commissions to other entities that may include fixed payments, advertising commitments and revenue sharing arrangements. The amount of these costs related to these agreements cannot be estimated, but are expected to be substantial future costs. During the years ended December 31, 1999, 2000, 2001, we incurred expenses of $0, $0 and $7.2 million, respectively, in relation to these agreements. The amount of these costs will vary in future years, but is expected to increase in the next year as the number of subscribers and revenue increase.

General Motors Distribution Agreement. We have significant payment obligations under our distribution agreement with General Motors. We will pay an aggregate of approximately $35 million through 2004. After that, through 2009, we will have additional fixed annual payments ranging from less than $35 million to approximately $130 million, aggregating approximately $400 million. In order to encourage the broad installation of XM radios, we have agreed to subsidize a portion of the cost of XM radios and to make incentive payments to General Motors when the owners of General Motors vehicles with installed XM radios become subscribers for the XM Radio service. We must also share with General Motors a percentage of the subscription revenue attributable to General Motors vehicles with installed XM radios. This percentage increases until there are more than eight million General Motors vehicles with installed XM radios. This agreement is subject to renegotiation if General Motors does not achieve and maintain specified installation levels, starting with 1.24 million units after four years and thereafter increasing by the lesser of 600,000 units per year and amounts proportionate to our share of the satellite digital radio market. There can be no assurances as to the outcome of any such renegotiations. General Motors' exclusivity obligations will discontinue if, four years after we commence commercial operations and at two-year intervals thereafter, we fail to achieve and maintain specified minimum market share levels in the satellite digital radio service market. Prior to 2001, we had not incurred any costs under the contract and in 2001 we incurred $1.3 million.

Long-term debt. In March 2000, XM issued $325.0 million aggregate principal amount of 14% senior secured notes due 2010. In connection with this financing, an interest reserve of $123.0 million was established to cover the first six interest payments, of which three have been made. Principal on the senior secured notes is payable at maturity, while interest is payable semi-annually. In March 2001, we issued $125.0 million aggregate principal amount of 7.75% convertible subordinated notes due 2006. In July and August 2001, holders of convertible subordinated notes exchanged $45.9 million of notes for 4,194,272 shares of our Class A common stock. Principal on the convertible subordinated notes is payable at maturity, while interest is payable semi-annually. In August 2001, we borrowed $29.0 million to finance the purchase of our headquarters facility. This loan is for a term of five years and bears interest at a rate based on the London Interbank Offer Rate plus an indicated spread. We make monthly payments of principal and interest on this loan. In December 2001, we borrowed $35.0 million from a subsidiary of The Boeing Company. This loan is for a term of five years and bears interest at a rate based on the London Interbank Offer Rate plus an indicated spread. Principal is payable at maturity, while interest is payable quarterly.

Lease obligations. We have noncancelable operating leases for office space and terrestrial repeater sites and noncancelable capital leases for equipment that expire over the next ten years. As discussed below, in December 2001, we determined that the planned number of terrestrial repeater sites could be reduced due to the relative signal strength provided by our satellites. We recognized a charge of $26.3 million with respect to terrestrial repeater sites no longer required. This charge includes a lease termination accrual of $8.6 million for 646 terrestrial repeater site leases, which would reduce the future minimum lease payments.

	Payments Due By Period, (in thousands)				
Contractual Obligations	**2002**	**2003 & 2004**	**2005**	**2006 & Beyond**	**Total**
GM Distribution Agreement	$ 3,000	$ 29,400	$ 33,500	$ 372,400	$ 438,300
Long-term debt	380	874	492	466,220	467,966
Capital Lease Obligations	1,530	4,487	141	—	6,158
Operating Lease Obligations	20,471	42,389	17,351	16,126	96,337
Total	$ 25,381	$ 77,150	$ 51,484	$ 854,746	$ 1,008,761

The above amounts do not include interest, which in some cases is variable in amount.

The long-term debt payments due in 2006 and beyond include the maturity of our $79.1 million of 7.75% convertible subordinated notes, our $29.0 million loan to finance the purchase of our headquarters facility and our $35.0 million borrowing from Boeing, all of which come due in 2006, and the maturity of XM's $325.0 million of 14% senior secured notes, which come due in 2010.

Related Party Transactions

We developed strategic relationships with certain companies that were instrumental in the construction and development of our system. In connection with our granting to them of large supply contracts, some of these strategic companies have become large investors in us and have been granted rights to designate directors or observers to our board of directors. The negotiation of these supply contracts and investments primarily occurred at or prior to the time these companies became related parties, except in the case of Motient Corporation, which was our founder.

We are a party to a long-term distribution agreement with the OnStar division of General Motors that provides for the installation of XM radios in General Motors vehicles, as more fully described above under the heading "Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments." In connection with the development of our terrestrial repeater network, we are a party to a contract with Hughes Electronics Corporation and a contract with LCC International, as further described under the heading "Liquidity and Capital Resources—Funds Raised to Date." DIRECTV has provided consulting services in connection with the development of our customer care center and billing operations. We have agreements with Clear Channel Communications, DIRECTV, Telcom Ventures and American Honda to make available use of our bandwidth. We have a sponsorship agreement with Clear Channel Entertainment to advertise our service at Clear Channel Entertainment concerts and venues. Premiere Radio Networks, a subsidiary of Clear Channel Communications, is our advertising sales representative. Motient Corporation has provided technical and administrative support for our operations. General Motors is one of our largest shareholders and Chester A. Huber Jr., the president of OnStar, is a member of our board of directors. Hughes Electronics is our largest shareholder and is a subsidiary of General Motors. Jack Shaw, a member of our board of directors, is Chief Executive Officer of Hughes Electronics Corporation. Dr. Rajendra Singh, a member of our board of directors and a member of the board of directors of LCC International, controls the largest shareholder of LCC International. DIRECTV, a subsidiary of Hughes Electronics, is a holder of our Series C preferred stock. Randall Mays, a member of our board of directors, is executive vice president and chief financial officer of Clear Channel Communications. Our chairman, Gary Parsons, is also the chairman of Motient, a significant early investor and formerly our controlling stockholder.

We have incurred the following costs in transactions with the related parties described above (in thousands):

	Year	GM	Hughes	DIRECTV	LCC	Clear Channel	Motient
Terrestrial repeater network engineering and manufacture	1999	—	3,500	—	6,578	—	—
	2000	—	11,858	—	58,731	—	—
	2001	—	88,116	—	59,958	—	—
Terrestrial repeater site leases	1999	—	—	—	—	—	—
	2000	—	—	—	—	5	—
	2001	—	—	—	—	36	—
Customer care and billing operations	1999	—	—	—	—	—	—
	2000	—	—	1,008	—	—	—
	2001	—	—	623	—	—	—
Sales and marketing	1999	—	—	—	—	—	—
	2000	—	—	—	—	3,175	—
	2001	1,264	—	—	—	4,351	—
General and administrative	1999	—	—	—	—	—	224
	2000	—	—	—	—	3	252
	2001	—	—	—	—	—	193

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require that we make estimates and assumptions. Our significant accounting policies are described in Note 1 to our consolidated financial statements. In accordance with recent Securities and Exchange Commission guidance, we have identified the following policies as possibly involving a higher degree of judgment and complexity.

- Revenue Recognition – Revenue from subscribers consists of our monthly subscription fee, which is recognized as the service is provided, and a non-refundable activation fee, which is recognized on a pro-rata basis over an estimated term of the subscriber relationship, which was based upon market studies and management's judgment. We expect to refine this estimate as more data becomes available. Payments from customers receiving our service under promotional offers are not recognized as revenue until the promotional period has elapsed, as described above under the heading "Results of Operations."

- Useful Life of Satellites – The expected life of our satellites was extended from 15 years, the initial design life, to 17.5 years based upon updated technical estimates we received from our satellite provider following our satellite launches. We are currently evaluating the possible effect of a progressive degradation problem with the solar array output power of our satellites, as described above under the heading "Liquidity and Capital Resources—Funds Required in 2002 and Beyond." We currently do not have sufficient information regarding the anomaly to make specific conclusions with regard to the performance of our satellites. We continue to monitor the situation and may need to adjust the life of our satellites based upon future information.

- Accrued Network Optimization Expenses – As a result of the planned reduction of the number of terrestrial repeater sites, we recognized a charge of $26.3 million in 2001. This expense includes $17.7 million of site specific capitalized costs that were written off and a lease termination accrual of $8.6 million for 646 terrestrial repeater site leases. The contractual lease payments for the sites are $35.1 million. The accrual represents an estimate of the costs to terminate existing leases based on management's judgment, advice of lease consultants, and early negotiations with landlords. The accrual also includes the estimated costs to deconstruct the existing sites, which are based upon quotes from contractors. This accrual could vary significantly from the actual amount incurred, which will be primarily based on our ability to negotiate lease termination settlements.

Recent Accounting Pronouncements

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141 ("SFAS 141"), *Business Combinations*, and Statement No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*. SFAS 141 addresses the accounting for acquisitions of businesses and is effective for acquisitions occurring on or after July 1, 2001. SFAS 142 addresses the method of identifying and measuring goodwill and other intangible assets acquired in a business combination, eliminates further amortization of goodwill and other intangibles with indefinite lives, and requires periodic evaluations of impairment of goodwill and other intangible balances. SFAS 142 became effective on January 1, 2002. We are currently assessing the impacts of the adoption of these standards and believe that SFAS 141 will not have an impact on our current operations, but that SFAS 142 will have a material effect on operations in 2002. As of the date of adoption of SFAS No. 142, we expect to have unamortized goodwill in the amount of $11.5 million and unamortized identifiable intangible assets in the amount of $155.2 million, all of which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill and identifiable intangible assets was $1.2 million, $1.4 million and $3.6 million for the years ended December 31, 1999, 2000, and 2001, respectively.

In August 2001, the FASB issued Statement No. 144, ("SFAS 144"), *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS 144 supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and 25 Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51, *Consolidated Financial Statements*, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 is effective for financial statements issued for fiscal years beginning after

December 15, 2001, and interim periods within those fiscal years, with early application encouraged. We are currently assessing the impact of the adoption of this standard and do not believe that SFAS 144 will have a material effect on operations in 2002.

QUANTiTATiVE AND QUALiTATiVE DiSCLOSURES ABOUT MARKET RiSK

As of December 31, 2001, we do not have any derivative financial instruments and do not intend to use derivatives. We do not hold or issue any free-standing derivatives. We invest our cash in short-term commercial paper, investment-grade corporate and government obligations and money market funds. Our long-term debt includes fixed interest rates and the fair market value of the debt is sensitive to changes in interest rates. We run the risk that market rates will decline and the required payments will exceed those based on current market rates. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate fluctuations. The mortgage on our corporate headquarters has a variable interest rate that may not exceed a ceiling rate of 14% or a floor of 8%. A change of one percentage point in the interest rate applicable to this $29.0 million of variable rate debt at December 31, 2001 would result in a fluctuation of approximately $0.3 million in our annual interest expense. Additionally, we believe that our exposure to interest rate risk is not material to our results of operations.

SELECTED CONSOLIDATED FINANCIAL DATA

	Years Ended December 31,				
	1997	1998	1999	2000	2001
	(in thousands, except subscriber and share amounts)				
Consolidated Statements of Operations Data:					
Subscriber revenue	$ —	$ —	$ —	$ —	$ 246
Ad sales revenue	—	—	—	—	294
Less: Agency commissions	—	—	—	—	(43)
Other revenue	—	—	—	—	36
Total revenue	$ —	$ —	$ —	$ —	$ 533
Operating expenses:					
Broadcasting operations:					
Content/programming	—	(664)	(1,014)	(6,878)	(27,924)
System operations	—	(1,145)	(2,877)	(23,227)	(67,571)
Customer care and billing operations	—	—	—	(856)	(6,034)
Sales and marketing	—	(1,523)	(3,352)	(16,078)	(99,789)
General and administrative	(1,110)	(5,327)	(14,496)	(16,624)	(24,595)
Research and development	—	(7,477)	(7,440)	(12,701)	(14,255)
Depreciation and amortization	—	(57)	(1,512)	(3,115)	(41,971)
Total operating expenses	(1,110)	(16,193)	(30,691)	(79,479)	(282,139)
Operating loss	(1,110)	(16,193)	(30,691)	(79,479)	(281,606)
Interest income (expense), net	(549)	26	(6,205)	27,606	(2,933)
Other income (expense), net	—	—	—	—	160
Net loss	(1,659)	(16,167)	(36,896)	(51,873)	(284,379)
Series B preferred stock dividend requirement	—	—	—	(5,935)	(3,766)
Series C preferred stock dividend requirement	—	—	—	(9,277)	(19,387)
Series B preferred stock incentivized conversion charge	—	—	—	(11,211)	—
Series C preferred stock beneficial conversion charge	—	—	—	(123,042)	—
Net loss applicable to common stockholders	$ (1,659)	$ (16,167)	$ (36,896)	$ (201,338)	$ (307,532)
Net loss per share—basic and diluted	$ (0.26)	$ (2.42)	$ (2.40)	$ (4.15)	$ (5.13)
Weighted average shares used in computing net loss per share—basic and diluted	6,368,166	6,689,250	15,344,102	48,508,042	59,920,196
Other Data:					
EBITDA(1)	$ (1,110)	$ (16,136)	$ (29,181)	$ (76,110)	$ (239,184)
XM Subscriptions (end of period)(2)	—	—	—	—	27,733

	Years Ended December 31,				
	1997	1998	1999	2000	2001
	(in thousands)				
Consolidated Balance Sheets Data:					
Cash, cash equivalents and short-term investments	$ 1	$ 310	$ 120,170	$ 224,903	$ 210,852
Restricted investments	—	—	—	161,166	72,759
System under construction	91,932	169,029	362,358	815,016	55,056
Property and equipment, net	—	1,146	2,551	50,052	1,066,191
Total assets	91,933	170,485	515,189	1,293,218	1,456,203
Total long-term debt, net of current portion	82,504	140,332	212	262,665	411,520
Total liabilities	82,949	177,668	30,172	337,266	529,552
Stockholders' equity (deficit)	8,984	(7,183)	485,017	955,952	926,651

(1) EBITDA means earnings (loss) before interest income and expense, other income, taxes, depreciation (including amounts related to research and development) and amortization. We have included EBITDA data because it is a commonly used measure. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income (loss) as a measure of performance or to cash flows as a measure of liquidity.

(2) We consider subscribers to be those who are receiving and have agreed to pay for our service, either by credit card or by invoice, including those that are currently in promotional periods.

CONSOLIDATED BALANCE SHEETS

	December 31, 2000	December 31, 2001
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 224,903	$ 182,497
Short-term investments	—	28,355
Restricted investments	45,585	44,861
Accounts receivable, net of allowance for doubtful accounts of $0 and $10	—	478
Prepaid and other current assets	8,815	15,720
Total current assets	279,303	271,911
Other assets:		
Restricted investments, net of current portion	115,581	27,898
System under construction	815,016	55,056
Property and equipment, net of accumulated depreciation and amortization of $2,337 and $43,384	50,052	1,066,191
Goodwill and intangibles, net of accumulated amortization of $2,599 and $3,974	24,001	22,626
Other assets, net of accumulated amortization of $672 and $2,167	9,265	12,521
Total assets	$ 1,293,218	$ 1,456,203
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 31,793	$ 36,559
Accrued expenses	6,039	26,098
Accrued network optimization expenses (note 15)	—	8,595
Current portion of long-term debt	556	1,910
Due to related parties	15,429	26,052
Accrued interest	13,397	15,664
Total current liabilities	67,214	114,878
Long-term debt, net of current portion	262,665	411,520
Royalty payable, net of current portion	2,600	1,800
Other non-current liabilities	4,787	1,354
Total liabilities	337,266	529,552
Stockholders' equity:		
Series A convertible preferred stock, par value $0.01 (liquidation preference of $102,688); 15,000,000 shares authorized, 10,786,504 shares issued and outstanding at December 31, 2000 and 2001	108	108
Series B convertible redeemable preferred stock, par value $0.01 (liquidation preference of $43,364); 3,000,000 shares authorized, 867,289 shares issued and outstanding at December 31, 2000 and 2001	9	9
Series C convertible redeemable preferred stock, par value $0.01 (liquidation preference of $244,277 and $263,664 at December 31, 2000 and 2001, respectively); 250,000 shares authorized, 235,000 shares issued and outstanding at December 31, 2000 and 2001	2	2
Class A common stock, par value $0.01; 180,000,000 shares authorized, 34,073,994 and 74,482,168 shares issued and outstanding at December 31, 2000 and 2001, respectively	341	745
Class B common stock, par value $0.01; 30,000,000 shares authorized, 16,557,262 and no shares issued and outstanding at December 31, 2000 and 2001, respectively	166	—
Class C common stock, par value $0.01; 30,000,000 shares authorized, no shares issued and outstanding at December 31, 2000 and 2001	—	—
Additional paid-in capital	1,061,921	1,316,761
Accumulated deficit	(106,595)	(390,974)
Total stockholders' equity	955,952	926,651
Commitments and contingencies (notes 1, 2, 3, 5, 10 and 15)		
Total liabilities and stockholders' equity	$ 1,293,218	$ 1,456,203

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	1999	2000	2001
		(in thousands, except share data)	
Revenue:			
Subscriber revenue	$ —	$ —	$ 246
Ad sales revenue	—	—	294
Less: Agency commissions	—	—	(43)
Other revenue	—	—	36
Total revenue	—	—	533
Operating expenses:			
Broadcasting operations:			
Content/programming	(1,014)	(6,878)	(27,924)
System operations	(2,877)	(23,227)	(67,571)
Customer care and billing operations	—	(856)	(6,034)
Sales and marketing	(3,351)	(16,078)	(99,789)
General and administrative	(14,496)	(16,624)	(24,595)
Research and development	(7,440)	(12,701)	(14,255)
Depreciation and amortization	(1,513)	(3,115)	(41,971)
Total operating expenses	(30,691)	(79,479)	(282,139)
Operating loss	(30,691)	(79,479)	(281,606)
Other income (expense):			
Interest income	2,916	27,606	15,198
Interest expense	(9,121)	—	(18,131)
Other income, net	—	—	160
Net loss	(36,896)	(51,873)	(284,379)
8.25% Series B preferred stock dividend requirement	—	(5,935)	(3,766)
8.25% Series C preferred stock dividend requirement	—	(9,277)	(19,387)
Series B preferred stock deemed dividend	—	(11,211)	—
Series C preferred stock beneficial conversion feature	—	(123,042)	—
Net loss attributable to common stockholders	$ (36,896)	$ (201,338)	$ (307,532)
Net loss per share: Basic and diluted	$ (2.40)	$ (4.15)	$ (5.13)
Weighted average shares used in computing net loss per share-basic and diluted	15,344,102	48,508,042	59,920,196

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Convertible Preferred Stock		Series B Convertible Redeemable Preferred Stock		Series C Convertible Redeemable Preferred Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
			(In thousands, except share data)			
Balance at January 1, 1999	—	$ —	—	$ —	—	$ —
53,514-for-one stock split	—	—	—	—	—	—
Initial public offering	—	—	—	—	—	—
Conversion of Series A convertible debt	10,786,504	108	—	—	—	—
Conversion of subordinated convertible notes payable to related party	—	—	—	—	—	—
Increase in DARS license, goodwill and intangibles	—	—	—	—	—	—
Charge for beneficial conversion feature of note issued to Parent	—	—	—	—	—	—
Issuance of shares to employees through stock option and purchase plans	—	—	—	—	—	—
Non-cash stock compensation	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 1999	10,786,504	$ 108	—	$ —	—	$ —
Secondary public offering	—	—	—	—	—	—
Sale of Series B convertible redeemable preferred stock	—	—	2,000,000	20	—	—
Sale of Series C convertible redeemable preferred stock	—	—	—	—	235,000	2
Incentivized conversion of Series B convertible redeemable preferred stock	—	—	(1,132,711)	(11)	—	—
Sale of warrants to purchase Class A common stock	—	—	—	—	—	—
Conversion of Class B common stock	—	—	—	—	—	—
Series B convertible redeemable preferred stock dividends	—	—	—	—	—	—
Issuance of shares to employees through stock option and purchase plans	—	—	—	—	—	—
Non-cash stock compensation	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 2000	10,786,504	$ 108	867,289	$ 9	235,000	$ 2
Conversion of Class B common stock	—	—	—	—	—	—
Incentivized conversion of convertible subordinated notes to Class A common stock	—	—	—	—	—	—
Secondary public offerings	—	—	—	—	—	—
Series B convertible redeemable preferred stock dividends	—	—	—	—	—	—
Issuance of shares to employees through stock option and purchase plans	—	—	—	—	—	—
Non-cash stock compensation	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Balance at December 31, 2001	10,786,504	$ 108	867,289	$ 9	235,000	$ 2

See accompanying notes to consolidated financial statements.

Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Shares	Amount	Shares	Amount	Shares	Amount			
			(in thousands, except share data)					
—	$ —	125	$ —	—	$ —	$ 10,643	$ (17,826)	(7,183)
—	—	6,689,125	67	—	—	(67)	—	—
10,241,000	102	—	—	—	—	114,032	—	114,134
16,179,755	162	—	—	—	—	246,079	—	246,349
—	—	11,182,926	112	—	—	106,843	—	106,955
—	—	—	—	—	—	51,624	—	51,624
—	—	—	—	—	—	5,520	—	5,520
29,862	1	—	—	—	—	303	—	304
14,716	—	—	—	—	—	4,210	—	4,210
—	—	—	—	—	—	—	(36,896)	(36,896)
26,465,333	$ 265	17,872,176	$ 179	—	$ —	$ 539,187	$ (54,722)	$ 485,017
4,370,000	44	—	—	—	—	132,026	—	$ 132,070
—	—	—	—	—	—	96,452	—	96,472
—	—	—	—	—	—	226,820	—	226,822
1,700,016	17	—	—	—	—	(6)	—	—
—	—	—	—	—	—	63,536	—	63,536
1,314,914	13	(1,314,914)	(13)	—	—	—	—	—
145,166	1	—	—	—	—	(1)	—	—
73,565	1	—	—	—	—	1,164	—	1,165
5,000	—	—	—	—	—	2,743	—	2,743
—	—	—	—	—	—	—	(51,873)	(51,873)
34,073,994	$ 341	16,557,262	$ 166	—	$ —	$1,061,921	$ (106,595)	$ 955,952
16,557,262	166	(16,557,262)	(166)	—	—	—	—	—
4,194,272	42	—	—	—	—	50,950	—	50,992
19,000,000	190	—	—	—	—	197,896	—	198,086
466,180	5	—	—	—	—	(5)	—	—
190,460	1	—	—	—	—	1,132	—	1,133
—	—	—	—	—	—	4,867	—	4,867
—	—	—	—	—	—	—	(284,379)	(284,379)
74,482,168	$ 745	$ —	$ —	—	$ —	$1,316,761	$ (390,974)	$ 926,651

CONSOLIDATED STATEMENTS OF CASH FLOWS

	1999	2000	2001
		(in thousands)	
Cash flows from operating activities:			
Net loss	$ (36,896)	$ (51,873)	$ (284,379)
Adjustments to reconcile net loss to net cash used in operating activities:			
Bad debt expense	—	—	10
Depreciation and amortization	1,478	3,369	42,422
Loss on disposal computer equipment	—	—	435
Amortization of deferred financing fees	509	—	—
Non-cash stock-based compensation	4,210	2,743	4,867
Non-cash charge for beneficial conversion feature of note issued to investor	5,520	—	—
Changes in operating assets and liabilities:			
Increase in accounts receivable	—	—	(488)
Increase in prepaid and other current assets	(905)	(7,738)	(6,905)
Decrease in other assets	43	—	—
Increase in accounts payable and accrued expenses	7,519	16,026	29,531
Increase (decrease) in amounts due to related parties	(1,316)	26	2,696
Increase in accrued interest	3,053	—	8,763
Net cash used in operating activities	(16,785)	(37,447)	(203,048)
Cash flows from investing activities:			
Purchase of property and equipment	(2,008)	(41,925)	(58,520)
Additions to system under construction	(159,510)	(424,342)	(142,321)
Net purchase/maturity of short-term investments	(69,472)	69,472	(28,355)
Net purchase/maturity of restricted investments	—	(106,338)	40,317
Other investing activities	(3,422)	(56,268)	(32,482)
Net cash used in investing activities	(234,412)	(559,401)	(221,361)
Cash flows from financing activities:			
Proceeds from sale of common stock and capital contribution	114,428	133,235	199,219
Proceeds from issuance of Series B convertible redeemable preferred stock	—	96,472	—
Proceeds from issuance of 14% senior secured notes and warrants	—	322,889	—
Proceeds from issuance of Series C convertible redeemable preferred stock	—	226,822	—
Proceeds from issuance of subordinated convertible notes to related parties	22,966	—	—
Proceeds from issuance of 7.75% convertible subordinated notes	—	—	125,000
Proceeds from mortgage on corporate facility	—	—	29,000
Proceeds from loan payable	—	—	35,000
Proceeds from issuance of convertible notes	250,000	—	—
Repayment of loan payable to related party	(75,000)	—	—
Payments for deferred financing costs	(10,725)	(8,365)	(6,124)
Other net financing activities	(84)	—	(92)
Net cash provided by financing activities	301,585	771,053	382,003
Net increase (decrease) in cash and cash equivalents	50,383	174,205	(42,406)
Cash and cash equivalents at beginning of period	310	50,698	224,903
Cash and cash equivalents at end of period	$ 50,698	$ 224,903	$ 182,497

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies and Practices

(a) Nature of Business

XM Satellite Radio Inc. ("XMSR"), was incorporated on December 15, 1992 in the State of Delaware as a wholly owned subsidiary of Motient Corporation ("Motient"), for the purpose of operating a digital audio radio service ("DARS") under a license from the Federal Communications Commission ("FCC"). XM Satellite Radio Holdings Inc. (the "Company") was formed as a holding company for XMSR on May 16, 1997.

The Company became the first digital satellite radio service in the United States of America on September 25, 2001 when it commenced commercial operations in the lead markets of Dallas, Texas and San Diego, California as part of its national rollout. On October 18, 2001, the Company continued its national rollout as it launched service in the southern half of the country and completed its national rollout on November 12, 2001. In 2001, the Company's satellites, "Rock" and "Roll", were successfully launched on March 18, 2001 and May 8, 2001, respectively.

(b) Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of XM Satellite Radio Holdings Inc. and its subsidiaries. All significant intercompany transactions and accounts have been eliminated. The Company emerged from the development stage in the fourth quarter of 2001 as its principal operations had commenced and its national rollout had been completed. Accordingly, the Company revised the presentation of its Consolidated Statements of Operations to reflect that of a commercial enterprise.

As discussed in Note 5, on September 9, 1999, the Company effected a 53,514-for-1 stock split. The effect of the stock split has been reflected as of December 31, 1999 in the consolidated statements of stockholders' equity (deficit); however, the activity in prior periods was not restated. All references to the number of common shares and per share amounts in the consolidated financial statements and notes thereto have been restated to reflect the effect of the split for all periods presented.

(c) Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had the following cash and cash equivalents balances (in thousands):

	December 31,	
	2000	2001
Cash on deposit	$ 97	($4,216)
Overnight investments	—	140,250
Money market funds	224,806	2,794
Commercial paper	—	43,669
	$ 224,903	$ 182,497

(d) Short-term Investments

At December 31, 2001, the Company held commercial paper with maturity dates of less than one year that were stated at amortized cost, which approximated fair value.

(e) Restricted Investments

Restricted investments consist of fixed income securities and are stated at amortized cost plus accrued interest income. At December 31, 2000 and 2001, restricted investments represent securities held in escrow to secure the Company's future performance with regard to certain contracts and obligations, which include the interest payments required on the Company's 14% senior secured notes through March 2003, payments under the

Hughes Electronics Corporation ("Hughes") terrestrial repeater contract, and certain facility leases and other secured credits. The interest reserve consists of US Treasury securities and are classified as held-to-maturity investments. The remaining investments are principally money market funds and certificates of deposit. The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of the restricted investments at December 31, 2000 and 2001, were as follows (in thousands):

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
At December 31, 2000:				
Interest reserve	$ 106,338	$ 1,060	$ —	$ 107,398
Contract escrow	49,692	—	—	49,692
Collateral for letters of credit and other secured credit	5,136	—	—	5,136
	$ 161,166	$ 1,060	$ —	$ 162,226
At December 31, 2001:				
Interest reserve	$ 66,020	$ 1,354	$ —	$ 67,374
Contract escrow	2,930	—	—	2,930
Collateral for letters of credit and other secured credit	3,809	—	—	3,809
	$ 72,759	$ 1,354	$ —	$ 74,113

(f) Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization is calculated using the straight-line method over the following estimated useful lives:

Satellite system, DARS license, and space craft control facilities	17.5 years
Terrestrial repeater network	5–10 years
Broadcast facilities	3–7 years
Computer systems	3–7 years
Building and improvements	20 years
Furniture and fixtures	3–7 years
Equipment under capital leases and leasehold improvements	Lesser of useful life or remaining lease term

Depreciation of the Company's in-orbit satellites commenced in May and June 2001 upon their acceptance from Boeing Satellite Systems International, Inc. ("BSS"). Amortization of the DARS license and depreciation of the ground systems/spacecraft control facilities and related computer systems commenced on September 25, 2001, which was the date the service was launched in the Company's lead markets. Depreciation of the broadcast facilities and the terrestrial repeaters commenced when they were placed in service.

The Company accounts for long-lived assets in accordance with the newly adopted provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) Goodwill and Other Intangible Assets

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 15 years. Other intangible assets are amortized over 10 years. The Company assesses the recoverability of its intangible assets by determining whether the amortization of the goodwill and intangible assets balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of goodwill and intangible assets impairment, if any, is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, ("SFAS No. 141") and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 after its adoption.

Upon adoption of SFAS No. 142 in the first quarter of 2002, the Company is required to evaluate its existing acquired intangible assets and goodwill, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first quarter of 2002. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The Company has determined that it only has one reporting unit as defined by the Standard.

The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

As of the date of adoption of SFAS No. 142, the Company expects to have unamortized goodwill in the amount of $11,461,000 and unamortized identifiable intangible assets in the amount of $155,207,000, all of which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill and other intangible assets was $1,220,000, $1,379,000 and $3,604,000 for the years ended December 31, 1999, 2000, and 2001, respectively. Although the Company has not yet finalized its analysis of the adoption of SFAS No. 141 and No. 142, the Company does not expect to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

(h) Revenue Recognition

The Company derives revenue from subscriber subscription and activation fees as well as advertising.

Subscriber revenue, which is generally billed in advance, consists of fixed charges for service, which are recognized as the service is provided and through non-refundable activation fees that are recognized ratably over the expected life of the customer relationship. Direct activation costs are expensed as incurred.

The Company recognizes advertising revenue from sales of spot announcements to national advertisers that are recognized in the period in which the spot announcement is broadcast. Agency commissions are presented as a reduction to revenue in the Consolidated Statement of Operations.

(i) Stock-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principle Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations including FASB Interpretation ("FIN") No. 44, *Accounting for Certain Transactions Involving Stock Compensation*, an interpretation of APB opinion No. 25 issued in March 2000, and complies with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* Under APB 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

The Company adopted FIN No. 44 in July 2000 to account for stock options that had been repriced during the period covered by FIN No. 44. The application resulted in additional compensation of $1,213,000 and $1,232,000 during the year ended December 31, 2000 and 2001, respectively. Additional compensation charges may result depending upon the market value of the common stock at each balance sheet date.

(j) Research and Development and Advertising

Research and development costs and advertising costs are expensed as incurred.

(k) Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, *Earnings Per Share* and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders (after deducting preferred dividend requirements) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) available per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. The Company has presented historical basic and diluted net income (loss) per share in accordance with SFAS No. 128. As the Company had a net loss in each of the periods presented, basic and diluted net income (loss) per share is the same.

(l) Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and the financial reporting amounts at each year-end and operating loss and tax credit carryforwards, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the sum of taxes payable for the period and the change during the period in deferred tax assets and liabilities.

(m) Comprehensive Income

The Company has engaged in no transactions during the years ended December 31, 1999, 2000 and 2001 that would be classified as other comprehensive income.

(n) Accounting Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The estimates involve judgments with respect to, among other things, various future factors which are difficult to predict and are beyond the control of the Company. Significant estimates include valuation of the Company's investment in the DARS license, the allowance for doubtful accounts, the valuation of goodwill and intangible assets, the recoverability of the XM Radio System assets, the costs to terminate certain terrestrial repeater site leases, the allocation of purchase price of assets acquired, the estimated life of a subscriber's subscription, the payments to be made to distributors and manufacturers for radios sold or activated, the amount of stock-based compensation arrangements and the valuation allowances against deferred tax assets. Accordingly, actual amounts could differ from these estimates.

(o) Reclassifications

Certain fiscal year 1999 and 2000 amounts have been reclassified to conform to the current presentation.

(p) Derivative Instruments and Hedging Activities

In June 1998, the FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. In June 2000 the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity*, an amendment of SFAS 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. The Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. The Company has reviewed its contracts and has determined that it has no stand alone derivative instruments and does not engage in hedging activities.

(2) Accumulated Deficit

The Company is devoting its efforts to market its digital audio radio service and to increase its subscriber base. This effort involves substantial risk and future operating results will be subject to significant business, economic, regulatory, technical, and competitive uncertainties and contingencies. These factors individually, or in the aggregate, could have an adverse effect on the Company's financial condition and future operating results and create an uncertainty as to the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

At the Company's current stage of operations, economic uncertainties exist regarding the successful acquisition of additional debt or equity financings and the attainment of positive cash flows from the XM Radio Service. The Company has commenced commercial operations and will require substantial additional financing to market and distribute the XM Radio Service. Failure to obtain the required long-term financing may prevent the Company from continuing to provide its service. Management's plan to fund operations and capital expansion includes the sale of additional debt and equity securities through public and private sources. There are no assurances, however, that such financing will be obtained.

(3) Related Party Transactions

The Company had the following amounts outstanding to related parties at December 31, 2000 and 2001 (in thousands):

	December 31, 2000	December 31, 2001
General Motors Corporation ("GM")	$ —	$ 656
Hughes	—	7,686
DIRECTV, Inc. ("DIRECTV")	200	50
LCC International, Inc. ("LCCI")	15,141	15,407
Clear Channel	25	2,101
Motient	63	152
	$ 15,429	$ 26,052

The Company has relied upon certain related parties for legal and technical services during the years ended December 31, 1999, 2000 and 2001. Total costs incurred in transactions with related parties are as follows (in thousands):

Year ended December 31, 1999	GM	Hughes	DIRECTV	LCCI	Clear Channel	Motient
Terrestrial repeater network engineering and manufacturing	$ —	$ 3,500	$ —	$ 6,578	$ —	$ —
General and administrative	—	—	—	—	—	224

Year ended December 31, 2000	GM	Hughes	DIRECTV	LCCI	Clear Channel	Motient
Terrestrial repeater network engineering and manufacturing	$ —	$ 11,858	$ —	$ 58,731	$ —	$ —
Terrestrial repeater site leases	—	—	—	—	5	—
Customer care and billing operations	—	—	1,008	—	—	—
Sales and marketing	—	—	—	—	3,175	—
General and administrative	—	—	—	—	3	252

Year ended December 31, 2001	GM	Hughes	DIRECTV	LCCI	Clear Channel	Motient
Terrestrial repeater network engineering and manufacturing	$ —	$ 88,116	$ —	$ 59,958	$ —	$ —
Terrestrial repeater site leases	—	—	—	—	36	—
Customer care and billing operations	—	—	623	—	—	—
Sales and marketing	1,264	—	—	—	4,351	—
General and administrative	—	—	—	—	—	193

(a) GM

In 1999, the Company established a distribution agreement with GM (see note 15 (f)). Under the terms of the agreement, GM distributes the XM Radio Service in various models of its vehicles.

(b) Hughes

In 1999, the Company entered into a terrestrial repeater manufacturing agreement with Hughes (see note 15 (e)).

(c) DIRECTV

In 1999, the Company entered into a consulting services agreement with DIRECTV. The agreement provides for DIRECTV professionals to aid the Company's efforts in establishing its customer care center and billing operations on a time and materials basis.

(d) LCCI

In 1999, the Company entered into the LCCI Services Contract (note 15 (e)) and LCCI also provides certain ongoing consulting engineering work for the Company relating to the terrestrial repeater network on a time and materials basis.

(e) Clear Channel

In 2000, the Company entered into an advertising sales agreement with Premiere Radio Networks, an affiliate of Clear Channel Communications, pursuant to which Premiere sells to advertisers the time inventory owned by the Company for advertisements to be run on XM Radio channels. Also in 2000, the Company entered into a sponsorship agreement with SFX Marketing, now known as Clear Channel Entertainment, pursuant to which the Company advertises its service at Clear Channel Entertainment events and venues.

(f) Motient

In 1998, the Company entered into an agreement with Motient, in which Motient would provide technical and administrative support relating to the Company's operations. Payments for services provided under this agreement were made based on negotiated hourly rates.

(4) System Under Construction

The Company has capitalized costs related to the development of its XM Radio System to the extent that they have future benefits. During 2001, the Company placed its Boeing 702 satellites "Rock" and "Roll" into service as well as its DARS license, ground systems/spacecraft control facilities, related computer systems, and its terrestrial repeater network and broadcast facilities by transferring $1,000,228,000 from system under construction to property and equipment. The remaining components in system under construction include the ground spare satellite and costs incurred through December 31, 2001 for the performance broadcasting studio. The amounts recorded as system under construction consist of the following (in thousands):

	December 31, 2000	December 31, 2001
DARS license	$ 140,220	$ —
Satellite system	533,155	55,016
Terrestrial system	84,715	—
Spacecraft control facilities	13,046	—
Broadcast facilities	27,971	40
Computer systems	15,909	—
	$ 815,016	$ 55,056

(5) Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2000	December 31, 2001
DARS license	$ —	$ 146,271
Satellite system	—	521,251
Terrestrial system	—	243,755
Spacecraft control facilities	—	24,353
Broadcast facilities	16,752	55,686
Land	—	7,156
Building and improvements	—	42,269
Computer systems, furniture and fixtures, and equipment	21,063	68,834
Leasehold improvements	14,574	—
	52,389	1,109,575
Accumulated depreciation and amortization	(2,337)	(43,384)
Net property and equipment, net	$ 50,052	$1,066,191

In July 2001, the Company received notification from BSS that the expected life of its satellites was extended due to the accuracy of the respective launches, which used less fuel than anticipated. The Company, therefore, changed the useful life estimate for the satellite system and the DARS license from 15 years to 17.5 years.

In September 2001, BSS advised the Company of a progressive degradation problem with the solar array output power of 702 class satellites, including XM "Rock" and XM "Roll". At the present time, the output power of the solar arrays and the broadcast signal strength are above minimum acceptable levels and are expected to remain that way at least through 2005, permitting full operation of the XM System (based on patterns projected by BSS). The Company has advised its insurance carriers of the situation. Since the issue is common to 702 class satellites, the manufacturer is closely watching the progression of the problem, including data from a satellite in orbit approximately 18 months' longer than XM "Rock" and XM "Roll". With this 18-month advance visibility of performance levels, insurance arrangements in place, a spare satellite under construction that is being modified to address the solar array anomaly and availability of additional satellites, the Company believes that it will be able to launch additional satellites prior to the time the solar power problem might cause the broadcast signal strength to fall below acceptable levels. The Company's management will continue to monitor this situation carefully over the next few years.

In August 2001, the Company acquired its corporate headquarters, which was previously subject to a long-term lease. The related leasehold improvements have been classified as buildings and improvements as of December 31, 2001.

In December 2001, the Company determined that the planned number of terrestrial repeater sites could be reduced due to a network optimization study that was conducted. The Company established a formal plan and recognized a charge of $26,300,000 with respect to the terrestrial repeater sites no longer required. The costs are principally related to the site acquisition and build-out of the identified sites. These costs have been included within system operations at December 31, 2001. Included within the charge is $8,595,000 for costs to be incurred in 2002 related to these sites (see note 15 (h)).

(6) Goodwill and Other Intangible Assets

On July 7, 1999, Motient acquired a former investor's remaining debt and equity interests in the Company in exchange for approximately 8,600,000 shares of Motient's common stock. Concurrent with Motient's acquisition of the remaining interest in the Company, the Company recognized goodwill and other intangible assets of $51,624,000, which has been allocated as follows (in thousands):

DARS License	$ 25,024
Goodwill	13,738
Programming agreements	8,000
Receiver agreements	4,600
Other intangibles	262
	$ 51,624

(7) Other Assets

Other assets consist of the following at December 31, 2000 and 2001 (in thousands):

	December 31, 2000	December 31, 2001
14% senior secured notes deferred financing fees	$ 8,493	$ 8,858
7.75% convertible subordinated notes deferred financing fee	—	2,665
Mortgage deferred financing fees	—	496
Loan payable deferred financing fees	—	943
Refundable deposits and other long-term prepaid expenses	1,444	1,726
	9,937	14,688
Less accumulated amortization	(672)	(2,167)
Other assets, net	$ 9,265	$ 12,521

(8) Long-Term Debt

Long-term debt at December 31, 2000 and 2001 consist of the following (in thousands):

	December 31, 2000	December 31, 2001
14% senior secured notes	$ 325,000	$ 325,000
Less unamortized discount on 14% senior secured notes	(63,702)	(60,694)
7.75% convertible subordinated notes	—	79,057
Mortgage	—	28,909
Loan payable	—	35,000
Capital leases	1,923	6,158
Total long-term debt	263,221	413,430
Less current installments	(556)	(1,910)
Long-term debt, excluding current installments	$ 262,665	$ 411,520

(a) 14% Senior Secured Notes

On March 15, 2000, the Company closed a private placement of 325,000 units, each unit consisting of $1,000 principal amount of 14% senior secured notes due 2010 of XMSR and one warrant to purchase 8.024815 shares of the Company's Class A common stock at a price of $49.50 per share. The Company realized net proceeds of $191,500,000, excluding $123,000,000 used to acquire securities that will be used to pay interest payments due under the notes for the first three years. The $325,000,000 face value of the notes was offset by a discount of $65,746,000 associated with the fair value of the related warrants. The Company had amortized $2,044,000 and $5,052,000 of the discount through December 31, 2000 and 2001, respectively. See note 10(f) for further discussion regarding adjustments that have occurred to the related warrants.

(b) 7.75% Convertible Subordinated Notes

On March 6, 2001, the Company closed a public offering of $125,000,000 of its 7.75% convertible subordinated notes due 2006, which yielded net proceeds of $120,700,000. The subordinated notes are convertible into shares of the Company's Class A common stock at a conversion price of $12.23 per share. The first interest payment on the 7.75% convertible subordinated notes of $3.0 million was paid in September 2001. In July and August 2001, the holders of the 7.75% convertible subordinated notes exchanged $45,900,000 of notes for 4,194,272 shares of the Company's Class A common stock. The Company incurred a charge to interest for the incentivized conversion of $6,500,000.

(c) Mortgage

On August 24, 2001, the Company entered into a loan and security agreement with a lender that provided it with $29,000,000 to purchase its corporate headquarters and incurred $500,000 in financing costs associated with the transaction. The loan bears interest at 8% until it adjusts on March 1, 2002 to the six month LIBOR rate plus 3.5%. The interest rate will then be adjusted every six months and may not exceed the ceiling rate of 14% or the floor rate of 8%. The loan will mature on September 1, 2006. The Company used the proceeds along with $5,000,000 to purchase its corporate headquarters for $34,000,000 and incurred $800,000 in closing costs on the transaction. The mortgage is secured by the building and an escrow of $2,000,000 at December 31, 2001. The Company is obligated to either increase the escrow by $1,000,000 and $500,000 in 2002 and 2003, respectively, or establish letters of credit to provide for these obligations.

(d) Loan Payable

On December 5, 2001, the Company entered into a Customer Credit Agreement with Boeing Capital Corporation ("BCC") pursuant to which the Company borrowed $35,000,000 from BCC at an interest rate equal to LIBOR plus 3.5%, increasing to LIBOR plus 4.5% after December 5, 2003, which is compounded annually and payable quarterly in arrears. The principal is due on the earlier of December 5, 2006 or the launch of the ground spare satellite. The principal would also become due should the Boeing Satellite Contract (note 15(d)) be terminated. The loan is secured by the Company's interest in the ground spare satellite, excluding its payload.

(9) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 2001 (in thousands). The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	December 31,			
	2000		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 224,903	$ 224,903	$ 182,497	$ 182,497
Short-term investments	—	—	28,355	28,355
Restricted investments	161,166	162,226	72,759	74,113
Accounts receivable	—	—	478	478
Letters of credit	—	12	—	13
Financial liabilities:				
Accounts payable	31,793	31,793	36,559	36,559
Accrued expenses	3,474	3,474	22,541	22,541
Accrued network optimization expenses	—	—	8,595	8,595
Due to related parties	15,429	15,429	26,052	26,052
Royalty payable	5,165	5,165	5,357	5,357
Long-term debt	263,221	181,486	413,430	456,294
Other non-current liabilities	4,787	4,787	1,354	1,354

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investments, accounts receivable, prepaid and other current assets, other assets, accounts payable, accrued expenses, accrued network optimization expenses, due to related parties, royalty payable and other non-current liabilities: The carrying amounts approximate fair value because of the short maturity of these instruments.

Restricted investments: The fair values of debt securities (held-to-maturity investments) are based on quoted market prices at the reporting date for those or similar investments.

Letters of credit: The value of the letters of credit is based on the fees paid to obtain the letters of credit.

Long-term debt: The fair value of the Company's long-term debt is determined by either estimation by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers or by quoted market prices at the reporting date for the traded debt securities (the carrying value of XMSR's 14% senior secured notes is significantly less than face value because the notes were sold at a discount for value allocated to the related warrants).

(10) Equity

(a) Recapitalization

Concurrent with the transaction discussed in note 6, the Company's capital structure was reorganized. The Company's common stock was converted into the newly authorized Class B common stock, which has three votes per share. The Company also authorized Class A common stock, which is entitled to one vote per share, and non-voting Class C common stock.

The Company authorized 60,000,000 shares of preferred stock, of which 15,000,000 shares are designated Series A convertible preferred stock, 3,000,000 shares are designated 8.25% Series B convertible redeemable preferred stock, and 250,000 shares are designated 8.25% Series C convertible redeemable preferred stock, which are all par value $0.01 per share. The Series A convertible preferred stock is convertible into Class A common stock at the option of the holder. The Series A preferred stock is non-voting and receives dividends, if declared, ratably with the common stock. The Series B and C convertible redeemable preferred stock are convertible to Class A common stock at the option of the holder and are mandatorily redeemable in Class A common stock. The Series B convertible redeemable preferred stock is non-voting. The Series C redeemable preferred stock contains voting and certain veto rights.

On January 15, 1999, the Company issued a convertible note to Motient for $21,419,000. This convertible note bore interest at LIBOR plus 5% per annum and was due on December 31, 2004. The principal and interest balances were convertible at prices of $16.35 and $9.52, respectively, per Class B common share. Following the transaction discussed in note 6, the Company issued a convertible note maturing December 31, 2004 to Motient for $81,676,000 in exchange for the $54,536,000 subordinated convertible notes payable to a former investor, $6,889,000 in demand notes to a former investor, $20,251,000 in accrued interest to a former investor and all of the former investor's outstanding options to acquire the Company's common stock. This note bore interest at LIBOR plus 5% per annum. The note was convertible at Motient's option at $8.65 per Class B common share. The Company took a one-time $5,520,000 charge to interest due to the beneficial conversion feature of this note. These Motient convertible notes, along with $3,870,000 of accrued interest, were converted into 11,182,926 shares of Class B common stock upon the initial public offering.

At the closing of the transaction discussed in note 6, the Company issued an aggregate $250.0 million of Series A subordinated convertible notes to six new investors — GM, $50.0 million; Clear Channel Investments, Inc., $75.0 million; DIRECTV Enterprises, Inc., $50.0 million; and Columbia Capital, Telcom Ventures, L.L.C. and Madison Dearborn Partners, $75.0 million. The Series A subordinated convertible notes issued by the Company were convertible into shares of the Company's Series A convertible preferred stock (in the case of notes held by General Motors Corporation and DIRECTV) or Class A common stock (in the case of notes held by the other investors) at the election of the holders or upon the occurrence of certain events, including an initial public offering of a prescribed size. The conversion price was $9.52 aggregate principal amount of notes for each share of the Company's stock. These notes, along with $6,849,000 of accrued interest, were converted into 16,179,755 shares of Class A common stock and 10,786,504 shares of Series A preferred stock upon the initial public offering.

On September 9, 1999, the board of directors of the Company effected a stock split providing 53,514 shares of stock for each share owned.

In 2000, at the request of the Company, one of the Class B common stockholders converted 1,314,914 shares of the Company's Class B common stock into Class A common stock on a one-for-one basis.

On July 14, 2000, the Company filed an application with the FCC to allow the Company to transfer its control from Motient to a diffuse group of owners, none of whom will have controlling interest. On December 22, 2000, the application was approved by the FCC. In 2001, Motient converted the remaining 16,557,262 shares of the Company's Class B common stock into Class A common stock on a one-for-one basis.

(b) Initial Public Offering

In October 1999, the Company completed an initial public offering of 10,241,000 shares of Class A common stock at $12.00 per share. The offering yielded net proceeds of $114,134,000.

(c) 2000 Common Stock Offering and Sale of Series B Convertible Redeemable Preferred Stock

On January 31, 2000, the Company closed on a secondary offering of its Class A common stock and newly designated Series B convertible redeemable preferred stock. The Company sold 4,000,000 shares of its Class A common stock for $32.00 per share, which yielded net proceeds of $120,837,000. The Company concurrently sold 2,000,000 shares of its Series B convertible redeemable preferred stock for $50.00 per share, which yielded net proceeds of $96,472,000. The Series B convertible redeemable preferred stock provides for 8.25% cumulative dividends that may be paid in Class A common stock or cash. The Series B convertible redeemable preferred stock is convertible into Class A common stock at a conversion price of $40 per share and is redeemable in Class A common stock on February 3, 2003. On February 9, 2000, the underwriters exercised a portion of the over-allotment option for 370,000 shares of Class A common stock, which yielded net proceeds of approximately $11,233,000.

On August 1, 2000, the Company entered into agreements with certain holders of its 8.25% Series B convertible redeemable preferred stock to exchange their shares of 8.25% Series B convertible redeemable preferred stock for shares of the Company's Class A common stock. By August 31, 2000, the Company had issued 1,700,016 shares of its Class A common stock in exchange for 1,132,711 shares of its 8.25% Series B convertible redeemable preferred stock. The Company recorded an $11,200,000 charge to earnings attributable to common stockholders in the third quarter related to this transaction. This charge represents the difference in the fair value of the stock issued upon this conversion in excess of the stock that the holders were entitled to upon a voluntary conversion.

The Company paid the 2000 quarterly dividends on the 8.25% Series B convertible redeemable preferred stock on May 1, 2000, August 1, 2000 and November 1, 2000 by issuing 62,318, 57,114 and 25,734 shares of Class A common stock, respectively, to the respective holders of record. The Company paid the 2001 quarterly dividends on February 1, 2001, May 1, 2001, August 1, 2001 and November 1, 2001 by issuing 56,269, 178,099, 63,934 and 167,878 shares of Class A common stock, respectively, to the respective holders of record.

(d) Series C Convertible Redeemable Preferred Stock

On July 7, 2000, the Company reached an agreement for a private offering of 235,000 shares of its Series C convertible redeemable preferred stock for $1,000 per share, which closed on August 8, 2000 and yielded net proceeds of $206,379,000 and a stock subscription of $20,000,000 that earned interest at 7% per annum until it was paid on November 30, 2000. The stock subscription was received in November 2000 and provided an additional $20,443,000. The Series C convertible redeemable preferred stock provides for 8.25% cumulative dividends payable in cash. As no dividends have been declared on the Series C convertible redeemable preferred stock, the value of the cumulative dividends has increased the liquidation preference. The Series C convertible redeemable preferred stock is convertible, at the holders' option, into Class A common stock at the conversion price then in effect. Initially, the conversion price was $26.50, but is subject to change upon the occurrence of certain dilutive events. The conversion price has been adjusted as discussed below. The Company must redeem the Series C convertible redeemable preferred stock in Class A common stock on February 1, 2012. At its option, the Company may redeem the Series C convertible redeemable preferred stock beginning on February 8, 2005 in cash or, at the holder's option, in Class A common stock.

As a result of the current conversion price of $26.50 being less than the market value of the Company's Class A common stock of $40.375 on the commitment date, the Company recorded a $123,000,000 beneficial conversion charge that reduced earnings available to common stockholders.

(e) 2001 Common Stock Offerings

On March 6, 2001, the Company completed a follow-on offering of 7,500,000 shares of its Class A common stock, which yielded net proceeds of $72,000,000. On December 6, 2001, the Company completed a follow-on offering of 11,500,000 shares of its Class A common stock, which yielded net proceeds of $126,500,000.

(f) Adjustments To Warrants and Series C Convertible Redeemable Preferred Stock

The issuance of the Series C convertible redeemable preferred stock caused the exercise price of the warrants sold in March 2000 to be adjusted from $49.50 to $47.94 and the number of warrant shares to be increased to 8.285948 per warrant.

The closings of the offerings of 7.75% convertible subordinated notes in March 2001 and Class A common stock in March and December 2001 caused the conversion price of the Series C convertible redeemable preferred stock to be adjusted from $26.50 to $22.17, the exercise price of the warrants sold in March 2000 to be adjusted to $45.27 and the number of warrant shares to be increased to 8.776003 per warrant.

(g) Stock-Based Compensation

The Company operates three separate stock plans, the details of which are described below.

1998 Shares Award Plan

On June 1, 1998, the Company adopted the 1998 Shares Award Plan (the "Plan") under which employees, consultants, and non-employee directors may be granted options to purchase shares of Class A common stock of the Company. The Company initially authorized 1,337,850 shares of Class A common stock under the Plan, which was increased to 2,675,700 in July 1999, 5,000,000 in May 2000, and 8,000,000 in May 2001. The options are exercisable in installments determined by the compensation committee of the Company's board of directors. The options expire as determined by the committee, but no later than ten years from the date of grant. On July 8, 1999, the Company's board of directors voted to reduce the exercise price of the options outstanding in the shares award plan from $16.35 to $9.52 per share, which represented the fair value of the stock on the date of repricing.

Transactions and other information relating to the Plan for the years ended December 31, 1999, 2000 and 2001 are summarized below:

	Outstanding Options	
	Number of Shares	Weighted-Average Exercise Price
Balance, January 1, 1999	787,297	$ 16.35
Options granted	2,188,988	10.50
Option repricing	(818,339)	16.35
Options canceled or expired	(57,786)	13.91
Options exercised	(1,071)	9.52
Balance, December 31, 1999	2,099,089	$ 10.32
Options granted	1,176,683	30.21
Options canceled or expired	(131,267)	17.01
Options exercised	(48,817)	9.52
Balance, December 31, 2000	3,095,688	$ 17.61
Options granted	2,680,415	15.54
Options canceled or expired	(23,570)	9.55
Options exercised	(253,593)	17.88
Balance, December 31, 2001	5,498,940	$ 16.62

	Options Outstanding				Options Exercisable	
	Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
1999	$9.52-$12.00	2,099,089	9.24 years	$10.32	416,294	$9.52
2000	$9.52-$12.00	2,120,400	8.26 years	$10.39	1,110,756	$10.06
	$12.01-$30.50	297,685	9.03 years	$23.13	5,334	$13.13
	$30.51-$45.44	677,603	9.54 years	$37.92	20,000	$43.69
2001	$4.82-$9.42	363,700	9.31 years	$7.91	55,000	$8.46
	$9.44-$12.00	2,256,263	7.50 years	$10.37	1,716,153	$10.21
	$12.06-$26.88	2,142,409	9.14 years	$17.75	165,132	$18.90
	$27.63-$45.44	736,568	8.52 years	$36.81	272,681	$36.93

There were 416,294, 1,136,090 and 2,208,966 stock options exercisable at December 31, 1999, 2000 and 2001, respectively. At December 31, 2001, there were 2,197,579 shares available under the plan for future grants. At December 31, 2001, all options have been issued to employees, officers and directors, except for 76,000 options granted to non-employees for which the Company recognized $1,147,000 in non-cash compensation.

The per share weighted-average fair value of employee options granted during the year ended December 31, 1999, 2000 and 2001 was $6.21, $22.06 and $8.77, respectively, on the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	December 31,		
	1999	2000	2001
Expected dividend yield	0%	0%	0%
Volatility	63.92%	68.21%	62.40%
Risk-free interest rate range	5.47% to 5.97%	4.99% to 6.71%	3.66% to 4.99%
Expected life	5 years	5 years	5 years

Employee Stock Purchase Plan

In 1999, the Company established an employee stock purchase plan that provides for the issuance of 300,000 shares of Class A common stock, which was increased to 600,000 shares in 2001. All employees whose customary employment is more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the stock purchase plan, provided that any employee who would own 5% or more of the Company's total combined voting power immediately after an offering date under the plan is not eligible to participate. Eligible employees must authorize the Company to deduct an amount from their pay during offering periods established by the compensation committee. The purchase price for shares under the plan will be determined by the compensation committee but may not be less than 85% of the lesser of the market price of the common stock on the first or last business day of each offering period. As of December 31, 1999, 2000 and 2001, the Company had issued 28,791, 53,539 and 217,401 shares, respectively, under this plan. At December 31, 2001, there were 382,599 shares available under the plan for future sale.

The per share weighted-average fair value of purchase rights granted during the year was $3.30, $11.28, and $5.37 for the years ended December 31, 1999, 2000 and 2001, respectively. The estimates were calculated at the grant date using the Black-Scholes Option Pricing Model with the following assumptions at December 31, 1999, 2000 and 2001:

	December 31,		
	1999	2000	2001
Expected dividend yield	0%	0%	0%
Volatility	62.92%	68.21%	62.40%
Risk-free interest rate range	4.73%	5.33%–6.23%	2.4%–5.89%
Expected life	0.23 years	0.24 years	0.24 years

The Company applies APB 25 in accounting for stock-based compensation for both plans and, accordingly, no compensation cost has been recognized for its stock options and stock purchase plan in the financial statements other than for performance based stock options, for options granted with exercise prices below fair value on the date of grant and for repriced options under FIN No. 44. During 1999, 2000 and 2001, the Company incurred $4,070,000, $2,557,000, $2,336,000, respectively, in compensation cost for these options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below (in thousands):

	December 31,		
	1999	2000	2001
Net loss:			
As reported	$36,896	$201,338	$307,532
Pro forma	37,706	209,582	323,685
As reported–net loss per share - basic and diluted	(2.40)	(4.15)	(5.13)
Pro forma–net loss per share - basic and diluted	(2.62)	(4.32)	(5.40)

Talent Option Plan

In May 2000, the Company adopted the XM Talent Option Plan ("Talent Plan") under which non-employee programming consultants to the Company may be granted options to purchase shares of Class A common stock of the Company. The Company authorized 500,000 shares of Class A common stock under the Talent Plan. The options are exercisable in installments determined by the talent committee of the Company's board of directors. The options expire as determined by the talent committee, but no later than ten years from the date of the grant. As of December 31, 2000 and 2001, no and 144,500 options had been granted under the Talent Plan. In 2001, the Company recognized $575,000 in non-cash compensation expense related to these options under SFAS 123. At December 31, 2001, there were 355,500 options available under the plan for future grant.

(11) Profit Sharing and Employee Savings Plan

On July 1, 1998, the Company adopted a profit sharing and employee savings plan under Section 401(k) of the Internal Revenue Code. This plan allows eligible employees to defer up to 15% of their compensation on a pre-tax basis through contributions to the savings plan. The Company contributed $0.50 in 1999, 2000 and 2001 for every dollar the employees contributed up to 6% of compensation, which amounted to $164,000, $229,000 and $543,000, respectively.

(12) Interest Cost

The Company capitalizes a portion of interest cost as a component of the cost of the XM Radio System. The following is a summary of interest cost incurred during December 31, 1999, 2000 and 2001 (in thousands):

	1999	2000	2001
Interest cost capitalized	$15,343	$39,052	$45,211
Interest cost charged to expense	9,121	—	18,131
Total interest cost incurred	$24,464	$39,052	$63,342

The Company exceeded its capitalization threshold by $3,600,000 and incurred a charge to interest of $5,520,000 for the beneficial conversion feature of a related party note in 1999 and by $18,131,000 in 2001.

(13) Income Taxes

For the period from December 15, 1992 (date of inception) to October 8, 1999, the Company filed consolidated federal and state tax returns with its majority stockholder Motient. The Company generated net operating losses and other deferred tax benefits that were not utilized by Motient. As no formal tax sharing agreement has been finalized, the Company was not compensated for the net operating losses. Had the Company filed on a stand-alone basis for the three-year period ending December 31, 2001, the Company's tax provision would be as follows:

Taxes on income included in the Statements of Operations consists of the following (in thousands):

	December 31, 1999	2000	2001
Current taxes:			
Federal	$ —	$ —	$ —
State	—	—	—
Total current taxes	—	—	—
Deferred taxes:			
Federal	$ —	$ —	$ —
State	—	—	—
Total deferred taxes	—	—	—
Total tax expense (benefit)	$ —	$ —	$ —

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate applicable to the income and the actual tax expense is as follows (in thousands):

	December 31, 1999	2000	2001
Income (loss) before taxes on income, as reported in the statements of income	$ (36,896)	$ (51,873)	$ (284,380)
Theoretical tax benefit on the above amount at 35%	(12,545)	(18,156)	(99,533)
State tax, net of federal benefit	462	(2,588)	(13,225)
Increase in taxes resulting from permanent differences, net	2,060	562	2,701
Adjustments arising from differences in the basis of measurement for tax purposes and financial reporting purposes and other	13,182	9	—
Change in valuation allowance	(3,159)	20,173	110,057
Taxes on income for the reported year	$ —	$ —	$ —

At December 31, 1999, 2000 and 2001, deferred income tax consists of future tax assets/(liabilities) attributable to the following (in thousands):

	December 31, 1999	December 31, 2000	December 31, 2001
Deferred tax assets:			
Net operating loss/other tax attribute carryovers	$ 2,490	$ 14,716	$ 60,369
Start-up costs	17,765	40,033	99,822
Other deferred tax assets	—	—	18,886
Gross total deferred tax assets	20,255	54,749	179,077
Valuation allowance for deferred tax assets	(4,819)	(24,992)	(135,049)
Net deferred assets	15,436	29,757	44,028
Deferred tax liabilities:			
Fixed assets	(51)	(15,500)	(29,437)
DARS license	(10,160)	(9,735)	(9,670)
Other intangible assets	(5,225)	(4,522)	(4,921)
Net deferred tax liabilities	(15,436)	(29,757)	(44,028)
Deferred income tax, net	$ —	$ —	$ —

At December 31, 2001, the Company had accumulated net operating losses of $150,884,000 for Federal income tax purposes that are available to offset future regular taxable income. These operating loss carryforwards expire between the years 2012 and 2021. Utilization of these net operating losses are subject to limitations because there have been significant changes in the stock ownership of the Company. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(14) Supplemental Cash Flows Disclosures

The Company paid $0, $11,198,000, and $9,174,000 for interest (net of amounts capitalized) during 1999, 2000, and 2001, respectively. Additionally, the Company incurred the following non-cash financing and investing activities (in thousands):

	December 31, 1999	December 31, 2000	December 31, 2001
Increase in DARS license, goodwill and intangibles	$ 51,624	$ —	$ —
Liabilities exchanged for new convertible note to related parties	81,676	—	—
Non-cash capitalized interest	15,162	16,302	4,571
Accrued system milestone payments	15,500	30,192	37,775
Systems under construction placed into service	—	—	1,000,228
Property acquired through capital leases	470	1,688	6,177
Conversion of debt to equity	353,315	—	50,992
Use of deposit/escrow for terrestrial repeater contracts	—	3,422	80,431
Interest converted into principal note balance	4,601	—	—
Accrued expenses transferred to loan balance	7,405	—	—

(15) Commitments and Contingencies

(a) DARS License

The Company's DARS license is valid for eight years upon successful launch and orbital insertion of the satellites and can be extended by the Company. The DARS license requires that the Company comply with a construction and launch schedule specified by the FCC for each of the two authorized satellites, which has occurred. The FCC has the authority to revoke the authorizations and in connection with such revocation could exercise its authority to rescind the Company's license. The Company believes that the exercise of such authority to rescind the license is unlikely. Additionally, the FCC has not yet issued final rules permitting the Company to deploy its terrestrial repeaters to fill gaps in satellite coverage. The Company is operating its repeaters on a non-interference basis pursuant to a grant of special temporary authority from the FCC, which expired March 18, 2002. On March 11, 2002, the Company applied for an extension of this special temporary authority and can continue to operate its terrestrial repeaters pursuant to the special temporary authority pending a final determination on this extension request. This authority is currently being challenged by operators of terrestrial wireless systems who have asserted that the Company's repeaters may cause interference.

(b) Application for Review of DARS License

One of the losing bidders for the DARS licenses filed an Application for Review by the full FCC of the Licensing Order that granted the Company its DARS license. The Application for Review alleges that a former investor had effectively taken control of the Company without FCC approval. The FCC has denied the Application for Review and the losing bidder has appealed to the United States Court of Appeals for the District of Columbia Circuit. The FCC or the U.S. Court of Appeals has the authority to overturn the award of the DARS license should they rule in favor of the losing bidder. Although the Company believes that its right to the DARS license will withstand the challenge as the former investor is no longer a stockholder in the Company, no prediction of the outcome of this challenge can be made with any certainty. The FCC's approval of the transfer of control of the DARS license to a diffuse group of owners, granted in December 2000, is conditioned upon the outcome of the application for review.

(c) Technology Licenses

Effective January 1, 1998, XMSR entered into a technology licensing agreement with Motient and WorldSpace Management Corporation ("WorldSpace MC") by which as compensation for certain licensed technology then under development to be used in the XM Radio System, XMSR will pay up to $14,300,000 to WorldSpace MC over a ten-year period. As of December 31, 2001, XMSR incurred costs of $6,696,000 payable to WorldSpace MC. Any additional amounts to be incurred under this agreement are dependent upon further development of the technology, which is at XMSR's option. No liability exists to Motient or WorldSpace MC should such developments prove unsuccessful. XMSR maintains an accrual of $5,357,000 payable to WorldSpace MC for quarterly royalty payments to be made after XMSR recognizes $5,000,000 in revenue.

(d) Satellite Contract

During the first half of 1999, the Company and BSS amended the satellite contract to construct and launch the Company's satellites to implement a revised work timetable, payment schedule to reflect the timing of the receipt of additional funding, and technical modifications. BSS has delivered two satellites in orbit and is to complete the construction of a ground spare satellite. BSS has also provided ground equipment and software used in the XM Radio System and certain launch and operations support services. The contract also provides for in-orbit incentives to be earned depending on the performance of the in-orbit satellites over their useful lives. Such payments could total up to an additional $70,183,000 over the useful lives of the satellites. As of December 31, 2001, the Company had paid $470,376,000 under the satellite contract and had accrued $741,000.

On December 5, 2001, the Company and Boeing amended the satellite contract so as to permit the deferral of approximately $31 million of payments to be made under the agreement, as well as to provide certain additional rights and obligations to the Company, including the launch of the ground spare satellite on the SeaLaunch launch vehicle should the ground spare satellite be launched between specified dates. Under the amendment, deferred amounts must be repaid by December 5, 2006 and the amounts deferred bear interest at the rate of 8%, compounded annually, and are payable quarterly in arrears.

(e) Terrestrial Repeater System Contracts

As of December 31, 2001, the Company had incurred aggregate costs of approximately $243,500,000 for its terrestrial repeater system. These costs covered the capital costs of the design, development and installation of a system of terrestrial repeaters to cover approximately 60 cities and metropolitan areas. In August 1999, the Company signed a contract with LCCI calling for engineering and site preparation. As of December 31, 2001, the Company had paid $109,860,000 and accrued an additional $15,407,000 under this contract. The Company also entered into a contract effective October 22, 1999 with Hughes for the design, development and manufacture of the terrestrial repeaters. Payments under the contract are expected to be approximately $128,000,000, which could be modified based on the number of terrestrial repeaters that are required for the system. As of December 31, 2001, the Company had paid $95,788,000 and accrued an additional $7,685,000 under this contract.

(f) GM Distribution Agreement

The Company has signed a long-term distribution agreement with the OnStar division of GM providing for the installation of XM radios in GM vehicles. During the term of the agreement, which expires 12 years from the commencement date of the Company's commercial operations, GM has agreed to distribute the service to the exclusion of other S-band satellite digital radio services. The Company will also have a non-exclusive right to arrange for the installation of XM radios included in OnStar systems in non-GM vehicles that are sold for use in the United States. The Company has significant annual, fixed payment obligations to General Motors through 2004. These payments approximate $35,000,000 in the aggregate during this period. Additional annual fixed payment obligations beyond 2004 range from less than $35,000,000 to approximately $130,000,000 through 2009, aggregating approximately $400,000,000. In order to encourage the broad installation of XM radios in GM vehicles, the Company has agreed to subsidize a portion of the cost of XM radios, and to make incentive payments to GM when the owners of GM vehicles with installed XM radios become subscribers for the Company's service. The Company must also share with GM a percentage of the subscription revenue attributable to GM vehicles with installed XM radios, which percentage increases until there are more than 8 million GM vehicles with installed XM radios. The Company will also make available to GM bandwidth on the Company's systems. The agreement is subject to renegotiations at any time based upon the installation of radios that are compatible with a unified standard or capable of receiving Sirius Satellite Radio, Inc.'s ("Sirius Radio") service. The agreement is subject to renegotiations if, four years after the commencement of the Company's commercial operations and at two-year intervals thereafter GM does not achieve and maintain specified installation levels of GM vehicles capable of receiving the Company's service, starting with 1,240,000 units after four years, and thereafter increasing by the lesser of 600,000 units per year and amounts proportionate to target market shares in the satellite digital radio service market. There can be no assurances as to the outcome of any such renegotiations. GM's exclusivity obligations will discontinue if, four years after the Company commences commercial operations and at two-year intervals thereafter, the Company fails to achieve and maintain specified minimum market share levels in the satellite digital radio service market. Prior to 2001, the Company had not incurred any costs under the contract. As of December 31, 2001, the Company has paid $608,000 and accrued costs of $656,000 under the agreement.

(g) Joint Development Agreement

On January 12, 1999, Sirius Radio, the other holder of an FCC satellite radio license, commenced an action against the Company in the United States District Court for the Southern District of New York, alleging that the Company was infringing or would infringe three patents assigned to Sirius Radio. In its complaint, Sirius Radio sought money damages to the extent the Company manufactured, used or sold any product or method claimed in their patents and injunctive relief. On February 16, 2000, this suit was resolved in accordance with the terms of a joint development agreement between the Company and Sirius Radio and both companies agreed to cross-license their respective property. Each party is obligated to fund one half of the development cost for a unified standard for satellite radios. Each party will be entitled to license fees or a credit towards its one half of the cost based upon the validity, value, use, importance and available alternatives of the technology it contributes. The amounts for these fees or credits will be determined over time by agreement of the parties or by arbitration. The parties have yet to agree on the validity, value, use, importance and available alternatives of their respective technologies. The companies have agreed to seek arbitration to resolve issues with respect to certain existing technology. If this agreement is terminated before the value of the license has been determined due to the Company's failure to perform a material covenant or obligation, then this suit could be refiled.

(h) Accrued Network Optimization Expenses

In December 2001, the Company determined that the planned number of terrestrial repeater sites could be reduced due to a network optimization study that was conducted. The Company established a formal plan and recognized a charge of $26,300,000 with respect to the terrestrial repeater sites no longer required. Included within the charge is $8,595,000 for costs to be incurred in 2002 related to these sites.

The Company estimated lease termination costs based upon contractual lease costs and expected negotiation results as determined by discussions with landlords and consultants. Approximately 53% of these leases are subject to master lease agreements with large tower companies. Based upon preliminary discussions with the tower companies, the Company assumed that they would be able to swap a portion of the existing sites for other sites in other areas in which terrestrial repeater networks will be developed in the future, without incurring all of the contractual obligations. As a result, the Company estimated the total of the lease termination costs would be substantially lower than the contractual lease obligations. The contractual payments amount to approximately $35,100,000. Additionally, the Company's leases typically contain a clause that requires the Company to return a site to its original condition upon lease termination. The Company has established an accrual of $8,595,000 for the estimated lease termination costs and costs to deconstruct the sites. The actual amount to be incurred could vary significantly from this estimate.

(i) Warrants

Sony Warrant

In February 2000, the Company issued a warrant to Sony exercisable for shares of the Company's Class A common stock. The warrant will vest at the time that the Company attains its millionth customer, and the number of shares underlying the warrant will be determined by the percentage of XM Radios that have a Sony brand name as of the vesting date. If Sony achieves its maximum performance target, the warrant will be exercisable for 2% of the total number of shares of the Company's Class A common stock on a fully-diluted basis. The exercise price of the Sony warrant will equal 105% of fair market value of the Class A common stock on the vesting date, determined based upon the 20-day trailing average. As the Company has commenced commercial operations and Sony began selling its radios in the fourth quarter of 2001, the Company recognized $131,000 of compensation expense related to this warrant in 2001.

CNBC Warrant

In May 2001, the Company granted a warrant to purchase 90,000 shares of Class A common stock consisting of three 30,000 share tranches to purchase shares at $26.50 per share, which expire in 11, 12, and 13 years, respectively. The warrants began to vest on September 25, 2001 when the Company reached its commercial launch and will be vested on September 1, 2002, 2003, and 2004, respectively. The Company recognized $290,000 in non-cash compensation expense related to these warrants in 2001.

(j) Sales, Marketing and Distribution Agreements

The Company has entered into various joint sales, marketing and distribution agreements. Under the terms of these agreements, the Company is obligated to provide incentives, subsidies and commissions to other entities that may include fixed payments, per-unit radio and subscriber amounts and revenue sharing arrangements. The amount of these operational, promotional, subscriber acquisition, joint development, and manufacturing costs related to these agreements cannot be estimated, but are expected to be substantial future costs. During the years ended December 31, 1999, 2000 and 2001 the Company incurred expenses of $0, $0 and $19,545,000, respectively, in relation to these agreements. The amount of these costs will vary in future years, but is expected to increase in the next year as the number of subscribers and revenue increase.

(k) Programming Agreements

The Company has entered into various programming agreements. Under the terms of these agreements, the Company is obligated to provide payments and commissions to other entities that may include fixed payments, advertising commitments and revenue sharing arrangements. The amount of these costs related to these agreements cannot be estimated, but are expected to be substantial future costs. During the years ended December 31, 1999, 2000, 2001, the Company incurred expenses of $0, $0 and $7,230,000, respectively, in relation to these agreements. The amount of these costs will vary in future years, but is expected to increase in the next year as the number of subscribers and revenue increase.

(l) Leases

The Company has noncancelable operating leases for office space and terrestrial repeater sites and noncancelable capital leases for equipment that expire over the next ten years. Additionally, the Company owns a building and leases a portion of the space to other entities. The future minimum lease payments and rentals under noncancelable leases as of December 31, 2001 are (in thousands):

	Capital Lease Payments	Operating Lease Payments	Rental Income
Year ending December 31:			
2002	$ 2,974	$ 20,471	$ 1,511
2003	2,835	20,966	1,427
2004	1,098	21,423	1,716
2005	141	17,351	1,802
2006	—	6,687	1,804
Thereafter	—	9,439	26,065
Total	7,048	$ 96,337	$ 34,325
Less amount representing interest	(890)		
Present value of net minimum lease payments	6,158		
Less current maturities	(1,530)		
Long-term obligations	$ 4,628		

Rent expense for 1999, 2000 and 2001 was $649,000, $6,082,000 and $22,724,000, respectively.

As discussed in note 15(h), in December 2001, the Company determined that the planned number of terrestrial repeater sites could be reduced due to the relative signal strength provided by the Company's satellites. The Company recognized a charge of $26,300,000 with respect to the terrestrial repeater sites no longer required. This charge includes a lease termination accrual of $8,595,000 for 646 terrestrial site leases, which would reduce the future minimum lease payments.

(16) Quarterly Data (Unaudited)

	1999			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ —	$ —	$ —	$ —
Operating loss	4,421	4,020	9,374	12,876
Loss before income taxes	4,367	3,999	17,402	11,128
Net loss attributable to common stockholders	4,367	3,999	17,402	11,128
Net loss per share—basic and diluted	$ (0.65)	$ (0.60)	$ (2.60)	$ (0.27)

	2000			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ —	$ —	$ —	$ —
Operating loss	16,888	13,937	28,109	20,544
Loss before income taxes	12,740	5,088	20,060	13,985
Net loss attributable to common stockholders	14,212	7,259	160,095	19,773
Net loss per share—basic and diluted	$ (0.30)	$ (0.15)	$ (3.26)	$ (0.40)

	2001			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ —	$ —	$ 1	$ 532
Operating loss	42,124	42,094	62,114	135,274
Loss before income taxes	36,948	38,478	64,982	143,971
Net loss attributable to common stockholders	42,736	44,267	70,770	149,759
Net loss per share—basic and diluted	$ (0.80)	$ (0.76)	$ (1.14)	$ (2.26)

The sum of quarterly per share net losses do not necessarily agree to the net loss per share for the year due the timing of stock issuances.

During the fourth quarter of 2001, the Company completed the nationwide launch of its service. The Compan also completed a public offering of 11,500,000 million shares of its Class A common stock (see note 10(e)), realizing net proceeds of $126,500,000. In addition, the Company also closed on a $66,000,000 financing package with The Boeing Company (see notes 8(d) and 15(d)), including $35,000,000 in new debt financing. Further, the Company incurred a charge of $26,300,000 to system operations for terrestrial repeater sites no longer required (see note 15(h)).

iNDEPENDENT AUDiTORS' REPORT

To the Board of Directors and Stockholders
XM Satellite Radio Holdings Inc.:

We have audited the accompanying consolidated balance sheets of XM Satellite Radio Holdings Inc., and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XM Satellite Radio Holdings Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company is dependent upon additional debt or equity financing, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

McLean, VA
January 23, 2002

STOCKHOLDER iNFORMATiON

Corporate Headquarters
XM Satellite Radio Holdings Inc.
1500 Eckington Place, NE
Washington, DC 20002-2194
Telephone: 202-380-4000
Facsimile: 202-380-4500
www.xmradio.com

Registrar and Transfer Agent
The registrar and transfer agent is responsible for handling shareholders questions regarding lost stock certificates, address changes including duplicate mailings, and changes in ownership or name in which shares are held.

Requests may be directed to:
EquiServe
150 Royall Street
Canton, MA 02021
Telephone: 781-575-3400
www.equiserve.com

Independent Auditors
KPMG LLP
McLean, VA

10-K
A copy of XM Satellite Radio Holdings Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission will be sent, without charge, to any shareholder upon written request to Gary Tiedemann, Manager, Investor Relations, at XM Satellite Radio headquarters or via email to ir@xmradio.com.

Dividend Policy
XM Satellite Radio Holdings Inc. does not currently pay cash dividends on its Common Stock and does not plan to pay dividends in the foreseeable future.

Stock Exchange
XM Satellite Radio Holdings Inc. common stock is listed on the Nasdaq National Market® under the symbol XMSR.

Annual Shareholders' Meeting
The annual meeting of the shareholders will be held at 9 a.m. Eastern Standard Time on Thursday, May 23, 2002, at the Hilton Washington Embassy Row, 2015 Massachusetts Avenue, NW, Washington, DC 20036

Information via the Internet
Internet World Wide Web users can access information on XM Satellite Radio at www.xmradio.com.

XM Satellite Radio is an Equal Opportunity Employer.

Factors that could cause actual results to differ materially from those in the forward-looking statements in this Annual Report include uncertainties associated with demand for the company's service, the company's dependence on third party vendors, its continuing need for additional financing, as well as other risks as described in XM Satellite Radio Holdings Inc.'s filings with the Securities and Exchange Commission. Copies of these filings are available upon request from XM Radio's Investor Relations Department.

CORPORATE INFORMATION

Board of Directors

Gary M. Parsons
Chairman of the Board
XM Satellite Radio Holdings Inc.

Hugh Panero
President and Chief Executive Officer
XM Satellite Radio Holdings Inc.

Nathaniel A. Davis
President and Chief Operating Officer
XO Communications

Thomas J. Donohue
President and Chief Executive Officer
U.S. Chamber of Commerce

Chester A. Huber, Jr.
President
OnStar Corporation

Randall T. Mays
Executive Vice President and
Chief Financial Officer
Clear Channel Communications

Pierce J. Roberts, Jr.
Managing Director
AEA Investors

Jack Shaw
Chief Executive Officer
Hughes Electronics Corporation

Dr. Rajendra Singh
Chairman of Members Committee
Telcom Ventures

Executive Officers

Gary M. Parsons
Chairman of the Board of Directors

Hugh Panero
President, Chief Executive Officer

Stephen Cook
Executive Vice President, Sales, Marketing and
Customer Operations

Steven P. Gavenas
Executive Vice President, Programming

Dr. Stelios Patsiokas
Executive Vice President, Technology and
Engineering

Joseph Titlebaum
Senior Vice President, General Counsel and
Secretary

SATELLITE
RADIO

1500 ECKINGTON PLACE NE WASHINGTON DC 20002-2194
PH 202 380 4000 FAX 202 380 4500 WWW.XMRADIO.COM